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Commission File No. 82-3158

RECEIVED

2005 DEC -8 P 12:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 5, 2005

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513

[redacted]

05013164

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated September 27, 2005.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

PROCESSED
DEC 1 2 2005
THOMSON FINANCIAL

Enclosures

cc: Peter Flagel, Esq.

RECEIVED
2005 DEC -8 P 12:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Commission File No. 82-3158
Danisco A/S Submission
December 5, 2005

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1	9/27/05	Danisco announces a major capacity investment at its Sassenage cultures plant in France	X			X
2	9/29/05	Food chain businesses must focus on sustainability, says Danisco	X			X
3	10/3/05	BAKOMA, on of the leading dairy companies in Poland….	X			X
4	10/4/05	Bringing a Health and Nutrition Ingredient to Market	X			X
5	10/5/05	The Danisco Award 2005 goes to Anne Meyer	X			X
6	10/7/05	Canadian pig and poultry producers benefit from new technology from Danisco	X			X
7	10/12/05	Danisco opens Asian innovation centre	X			X
8	10/13/05	Groundbreaking enzyme product launches	X			X
9	10/17/05	Seminars highlight latest innovations from Danisco Animal Nutrition	X			X
10	10/24/05	More lean meat with a natural extract from sugarbeet	X			X
11	10/31/05	Genencor awarded $2 million contract for biodefense work	X			X
12	10/31/05	Betaine increases breast meat yield in broilers	X			X
13	10/31/05	Danisco Flavors produces low glycaemic and low or no sugar ice creams	X			X

14	11/1/05	Danisco sells part of Genencor's Health Care product portfolio	X	X	Notice No.29/2005	X
15	11/1/05	Warrant programme: Issue of new shares	X	X	Notice No.30/2005	X
16	11/8/05	Danisco Animal Nutrition strengthens its Technical Services team in China	X			X
17	11/14/05	Danisco wins DI's Product Prize 2005	X			X
18	11/14/05	Safe plasticizer alternative on FIE	X			X
19	11/14/05	Danisco at Plasticisers Conference	X			X
20	11/21/05	EU poultry producers gain further benefit from enzymes in corn-based diets	X			X
21	11/24/05	Danisco takes positive view of EU sugar reform compromise	X		Notice No.31/2005	X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	11/1/05	Danisco sells part of Genencor's Health Care product portfolio	X	X	Notice No.29/2005	X
2	11/1/05	Warrant programme: Issue of new shares	X	X	Notice No.30/2005	X
3	11/24/05	Danisco takes positive view of EU sugar reform compromise	X		Notice No.31/2005	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S web site as of November 28, 2005)**				
1	9/27/05	Danisco announces a major capacity investment at its Sassenage cultures plant in France	X			X
2	9/29/05	Food chain businesses must focus on sustainability, says Danisco	X			X
3	10/3/05	BAKOMA, on of the leading dairy companies in Poland....	X			X
4	10/4/05	Bringing a Health and Nutrition Ingredient to Market	X			X
5	10/5/05	The Danisco Award 2005 goes to Anne Meyer	X			X

6	10/7/05	Canadian pig and poultry producers benefit from new technology from Danisco	X			X
7	10/12/05	Danisco opens Asian innovation centre	X			X
8	10/13/05	Groundbreaking enzyme product launches	X			X
9	10/17/05	Seminars highlight latest innovations from Danisco Animal Nutrition	X			X
10	10/24/05	More lean meat with a natural extract from sugarbeet	X			X
11	10/31/05	Genencor awarded $2 million contract for biodefense work	X			X
12	10/31/05	Betaine increases breast meat yield in broilers	X			X
13	10/31/05	Danisco Flavors produces low glycaemic and low or no sugar ice creams	X			X
14	11/1/05	Danisco sells part of Genencor's Health Care product portfolio	X	X	Notice No.29/2005	X
15	11/1/05	Warrant programme: Issue of new shares	X	X	Notice No.30/2005	X
16	11/8/05	Danisco Animal Nutrition strengthens its Technical Services team in China	X			X
17	11/14/05	Danisco wins DI's Product Prize 2005	X			X
18	11/14/05	Safe plasticizer alternative on FIE	X			X
19	11/14/05	Danisco at Plasticisers Conference	X			X
20	11/21/05	EU poultry producers gain further benefit from enzymes in corn-based diets	X			X
21	n/a	Publications available on the web site in various languages				X
22	n/a	Organization (updated)				X
23	n/a	Divisions: Animal Nutrition				X
24	n/a	Divisions: Cultures				X
25	n/a	Divisions: Emulsifiers				X
26	n/a	Divisions: Flavors				X
27	n/a	Divisions: Functional Systems				X
28	n/a	Divisions: Genencor				X
29	n/a	Divisions: Seed				X
30	n/a	Divisions: Specialties				X

31	n/a	Divisions: Sugar				X
32	n/a	Divisions: Sweeteners				X
33	n/a	Divisions: Textural Ingredients				X
34	n/a	Corporate Governance				X
35	n/a	Board of Directors				X
36	n/a	Executive Board				X
37	n/a	Executive Committee				X
38	n/a	Divisional Management				X
39	n/a	Corporate Management				X
40	n/a	Calendar				X
41	11/24/05	Danisco takes positive view of EU sugar reform compromise	X		Notice No.31/2005	X
42	10/24/05	Danisco meets changing consumer needs, led by a preference for convenience food				X
43	12/05/05	Share Price				X

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27 September 2005 - 13:16

Danisco announces a major capacity investment at its Sassenage cultures plant in France

In order to keep pace with market growth, Danisco, one of the leading cultures companies, announces an investment of EUR 3 million to significantly increase the capacity of its Sassenage production of freeze-dried cultures.

The new Sassenage manufacturing facilities will be made available gradually with full capacity being reached by the end of 2007. The plan comprises both the debottlenecking of existing manufacturing lines and a major investment in new state-of-the art equipments.

'This new investment in Sassenage is part of our global industrial strategy in line with our ambition to become the market leader in cultures,' says Fabienne Saadane-Oaks, President of Danisco Cultures. 'With investments both in the freeze-dried and frozen technologies, we are able to give an adapted answer to all our customers' requests and continue to service their growth.'

Last October, Danisco already announced a capacity expansion for frozen cultures at its German site in Niebüll to be effective at the beginning of 2006. Danisco is a strong n° two on the global market for cultures and produces cultures in six sites around the world: Niebüll in Germany, Sassenage, Dangé Saint Romain and Epernon in France, Olsztyn in Poland, and Madison in the United States.

Freeze-dried cultures are key for cheese, fresh dairy products, and dietary supplements manufacturers, as this technology allows increased cultures blending possibilities, easy storage and lower logistic costs.

For more information, please contact:

Fabienne Saadane-Oaks – President Danisco Cultures, +33 1 56 60 47 11
Nathalie Brosse – Communication Manager Danisco Cultures, +33 1 56 60 47 26

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29 September 2005 - 09:00

Food chain businesses must focus on sustainability, says Danisco

The majority of businesses in the food chain do not adequately recognise the importance of sustainability, according to Danisco A/S, one of the world's leading food and feed ingredient specialists. At a time when this aspect of business is increasingly important to customers and shareholders, that represents a major failing says the company, which is consistently a top performer in a number of global sustainability indices.

Addressing the Corporate Responsibility in Food and Agribusiness Conference at the Café Royal in London today (29th September, 2005) Søren Vogelsang, the company's Vice President of Corporate Sustainable Development, told delegates that food and feed producers throughout the world must increase their efforts to address this key business issue. Presenting a paper entitled 'How to introduce sustainability from farm to fork', he underlined the increasing challenges faced by the food and feed ingredient sectors, with particular focus on four key areas:

- The responsibilities of food additive manufacturers with regard to ensuring sustainable agribusiness and food safety in the supply chain.
- How companies can influence suppliers and others with regard to environmental and social responsibility.
- The scale of the task facing global companies with numerous suppliers.
- How partnerships and dialogue can advance sustainable agribusiness.

With 10,000 employees and a turnover of DKK 17.8 billion (€2.4 billion), Danisco is one of the world's largest food/feed ingredients producers and integrates sustainability into every element of its business. Balancing the requirements of nature with those of employees and the public whilst creating profit to benefit shareholders and wider society, the company has policies and systems to manage every area of sustainable production and development.

Danisco Animal Nutrition, its feed ingredients business, aims to provide sustainable animal nutrition solutions to meet consumer demand for safe, high quality food at affordable prices, with care and attention to the environment. The company pioneered the development and use of enzymes and betaine in animal nutrition and with offices in the UK, Spain, Denmark, Finland, USA, Singapore and China, plus production facilities in Denmark and Finland, plays a leading role in the nutrition of poultry, pig and some aqua species.

Danisco's approach to sustainability is based on four pillars of sustainability:

- SHEQ (Safety, Health, Environment and Quality Management, together with Continuous Improvement)

- Product Safety (Food Safety Assessments, HACCP, traceability and value chain management)
- Environmental Ethics (Use of modern biotechnology, including alternative experimental models)
- Social Issues and Business Integrity (Employee Rights, International Society, Security, Compliance and Business Partners)

Danisco actively promotes these values as part of its internal procedures and audit programmes, expects suppliers to comply with them, promotes sustainable development to ensure the delivery of safe, sustainable products to consumers and has a dedicated corporate Sustainable Development Team. The success of this approach is confirmed by growing interest in the company from investors and business analysts.

In the context of the agricultural industry, Danisco Animal Nutrition endeavours to promote sustainability at all levels of the value chain, from product development to the sourcing of raw materials and the production methods used.

Outlining practical examples of this approach, Mr Vogelsang explained how on a recent visit to India he travelled to a number of small villages, visited farms, a crushing station and refinery to assess the environmental and social impact of castor oil production. He also explained how Danisco purchases organic vanilla for use in products such as ice cream, flavoured coffee, health drinks and desserts from a non-profit organisation in India where 80% of the profits go to farmers and 20% to the workers who process, sort and dispatch the product. With growth rates for organic foods exceeding 20% per annum in some parts of the world, such an approach not only represents responsible social practice but also makes sound business sense.

Danisco has had significant success in assisting Lithuanian sugar beet producers to reduce their use of nitrogen fertilisers, thereby minimising groundwater pollution and maximising profitability. Since 1998, when the company acquired a share in four Lithuanian sugar factories, the level of amino-nitrogen in sugar beet has almost halved. The recommendations that helped to achieve the reduction are highlighted in a publication entitled 'Danisco Grower's Guidelines', which provides details on knowledge sharing and best practice.

A member of the Sustainable Agriculture Initiative (SAI), Danisco shares its views on sustainability and engages in dialogue with a wide range of stakeholders throughout the food chain. Its work in the area of sustainability not only creates value for Danisco in respect of cost savings and employee motivation, but also benefits its customers.

Danisco's work to promote sustainability and corporate responsibility has been recognised by a number of the world's leading sustainability indexes, including FTSE4Good, Storebrand and Nordic Sustainability. The company was recently included in the Dow Jones Sustainability Index (DJSI) for the fourth consecutive year, which placed it amongst the top 6 of the 55 companies in the global food and beverage field.

"With food and feed producers increasingly interested in issues such as food and product safety there is growing concern about how suppliers manage social issues and the supply chain. Our high standards protect our brand name as well as the brand names of our customers," commented Mr Vogelsang.

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, commented: "Sustainability is at the heart of our efforts, which are driven by customers' key needs, namely food safety, the environment, cost reduction, differentiation and consistency. A clear policy to address sustainability and corporate responsibility issues can obviously contribute to the success of our customers' businesses as well as Danisco. We believe that our excellent sustainability record brings added value to our customers, which is why we continually strive to incorporate this aspect of business into everything we do."

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk



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3 October 2005 - 09:00

BAKOMA, one of the leading dairy companies in Poland, launches a new range of probiotic yoghurt drinks with Danisco's HOWARU™ probiotic cultures

Consumers in Poland will soon have access to the benefits of HOWARU™ Bifido from Danisco with the launch of a new range of yoghurt drinks by Bakoma. Available in plain and strawberry flavours, the range is co-branded BACTIV – HOWARU™.

The new range will be introduced by the end of September through Bakoma's distribution network.

"We wanted a premium well-documented probiotic strain to clearly position our new range of health-related yoghurt drinks as a benchmark", says Krystyna Kotecka from Bakoma, "Danisco brought us not only a strain with many clinical surveys to support our health claim but also the HOWARU™ brand which is appealing to young people, one of our key target groups."

With a strong global position in cultures, Danisco markets a range of high quality probiotic strains supported by the unique HOWARU™ marketing concept available under exclusive license. Danisco also offers a wide range of probiotic strains and blends ideal for use in dairy and other food products as well as in dietary supplements.

About Danisco
Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05.
Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics.
Danisco is also one of the largest and most efficient sugar producers in Europe.

About Bakoma
Bakoma S.A. is a joint-stock dairy company based in Warsaw employing 1250 people and with 48 Regional Distribution Centres throughout Poland. Bakoma's core production is yoghurt and other dairy products, such as cheeses, desserts, fruit mousses, butter, and milk powder.

For more information, please contact :

Danisco: Nathalie Brosse +33 1 56 60 47 26
Bakoma: Krystyna Kotecka +48 864 06 13


Bactiv
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4 October 2005 - 09:00

Bringing a Health and Nutrition Ingredient to Market

The Rothamsted International BioMarket is a commercial networking event about technology transfer and commercialisation of bio products from plant and microbial biotechnology. The event is a combination of a traditional conference and a partnering service and functions also as a networking opportunity.

This year's BioMarket - BioProducts for Food - focuses on developments in the food and crop sector where plants and microbes have long been a vital resource. It will take place on 7-9 November 2005in Harpenden, UK.

Dr. Helen Mitchell from Danisco Sweeteners will be speaking at 11.30 on 9 November. The title of her presentation is "Bringing a Health and Nutrition Ingredient to Market".

For more information go to http://www.bioproduct.info/.

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5 October 2005 - 15:15

The Danisco Award 2005 goes to Anne Meyer

The Danisco Award 2005 goes to PhD Anne Meyer, Associate Professor at BioCentrum, the Technical University of Denmark. She receives the Award and DKK 250,000 for her contribution to taking food enzymology a major step closer to using enzymes for the production of food with a healthier profile.

'Food research is essential, not least when it comes to health and nutrition. And it is equally important that the know-how achieved is used in the food industry for the benefit of consumers across the globe. This year's Award winner has demonstrated that advanced research may eventually contribute to making something as ordinary as juice healthier,' said Alf Duch-Pedersen, CEO of Danisco A/S, at the award ceremony.

The Award was presented on 5 October by the Danish Minister for Family and Consumer Affairs Lars Barfoed at Danisco's Biohorizons Symposium in Copenhagen.

'This year's Award Winner, Anne Meyer, is a very competent researcher with a lot of exciting research initiatives. One of her aims is to make the use of biotechnology more understandable. Through her work she has shown that the use of enzymes can improve the production processes of food so the result is healthier and safer foods, and products that taste better,' said Minister for Family and Consumer Affairs Lars Barfoed at the ceremony.

Anne Meyer has moreover used her expertise to supervise several junior scientists on projects in which enzymes are used to improve the quality of food or exploit nutritive components.

This is the fourth time the Danisco Foundation grants the Danisco Award, the aim of which is to promote the development of better food.

For further information, please contact:

Alf Duch-Pedersen, CEO, Danisco A/S
Tel +45 32 66 20 00

Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel + 45 32 66 29 26, mobile +45 26 15 21 27

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7 October 2005 - 09:00

Canadian pig and poultry producers benefit from new technology from Danisco

Pig and Poultry producers in Canada can now enjoy the benefits of Danisco Animal Nutrition's novel phytase feed enzyme Phyzyme® XP. The Canadian Food Inspection Agency (CFIA) has granted regulatory approval for the use of Phyzyme XP 5000G and Phyzyme XP 5000 L in pig and poultry feeds.

Phyzyme XP is a highly efficient phytase feed enzyme that improves the digestibility of phosphorus and other nutrients contained in cereal grains, oils seed meals and their by-products. Phyzyme XP enables pig and poultry producers to reduce feed costs by minimising the need to add expensive dicalcium phosphate to the feed. An increasingly important additional benefit is the product's ability to reduce phosphorus excretion by more than 30%, resulting in significant environmental benefits at a time when pollution control legislation is increasing.

Trials have shown that Phyzyme XP offers more value compared with leading competitor phytases. When added to broiler and layer feeds, research centres and universities across the world have demonstrated efficacy improvements of at least 20% in favour of the new-generation product compared with a traditional phytase.

John Van Oort, Danisco Animal Nutrition's Business Manager, commented:

"We are pleased to have received approval from the CFIA allowing us to immediately begin offering Phyzyme XP for use in swine and poultry feeds. This represents good news for pig and poultry producers in Canada. The superior properties of this phytase means that broiler and layer producers can further reduce both the amount of inorganic phosphorus in the feed formulation, reducing feed costs by at least an additional 20%, compared to many other phytases. In addition, producers are increasingly being forced to focus on further reducing the environmental impact of their businesses. This will require a positive approach and we are offering them the technology to help them do so. The benefits of feed enzymes in terms of their ability to improve feed utilisation, lower production costs and reduce the environmental impact of production are well proven."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

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12 October 2005 - 10:00

Danisco opens Asian innovation centre

Danisco has set up a new innovation centre in Singapore to serve all of its activities in South East Asia.

The Centre will support the growth of the Company as it works towards capturing the emerging markets in the region. Located within Danisco Singapore Pte Ltd at Singapore Science Park III, the 1,200 sqm innovation centre will house and consolidate the activities of Regional Cultures Creation Centre, Flavour Creation Centre and application support for South East Asia.

'Innovation is an integral part of Danisco. By setting up this Innovation Centre in Singapore, which also includes a substantial upgrading of our existing Flavour Creation and Analytical facilities, we're able to develop products that are better catered to the Asian taste and palate', says Dr. Leif Kjaergaard, Senior Vice President, Innovation and Technology.

'One of our objectives is to enhance Danisco Cultures ability to design culture solutions adapted to the specificity of Asian consumers. We will also support the fast development of our cultures business in Asia, particularly in China, thanks to the unrivalled flexibility of our new pilot plant, which will further increase our speed of response,' says Dr. Leif Kjaergaard.

Being a knowledge-based company, this innovation centre will bring product development out of Europe and North America to customers in the South East Asia and Oceania regions, in order to improve the speed of response and facilitate better dialogue. The innovation centre will provide substantial support for sales and marketing activities. Danisco will continue to enhance its capabilities and investments here to achieve the goal of supplying ingredients of the highest value to meet customers' requirements. Danisco expects to employ a total staff of about 70 in Singapore.

The opening ceremony was honoured by the presence of Mr. Heng Chee How, Minister of State for National Development.

View factsheet in English in PDF format here.

For further information please contact:

Jasmaine Cheong, Director of Finance & Corporate Services, Tel. +65 65 11 56 28
Carl Johan Corneliussen, Media Relations Manager, Tel. +45 32 66 29 26.

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13 October 2005 - 11:00

Groundbreaking enzyme product launches

Danisco's acquisition of Genencor earlier this year signalled Danisco's firm belief in the growth potential of the fermentation technology platform, i.e. enzymes and cultures which now represent approximately 30% of the total ingredients business.

This technology perspective was also a driver for the USD 20 million R&D collaboration agreement entered with Genencor in October 2001 aimed at accelerating the development of new food enzymes. The introduction of two new enzymes for the baking industry is the first major result of the multi-year R&D effort of the combined Danisco and Genencor organisations.

Danisco sees significant business potential from the two new enzyme products, primarily for the baking industry where our market share is around 20% today. Danisco's existing capabilities for the food industry in terms of application knowledge and distribution power are important drivers for expanding the sales potential of the new enzyme products.

GRINDAMYL™ POWERBake – new baking enzyme

GRINDAMYL™ POWERBake is a strengthening enzyme (glycolipase) for the baking industry. With its ability to make flour perform more effectively in the baking process the enzyme is an important factor in optimising the industrial bread production processes. The better usage of flour will result in more uniform and high-quality bread products to the consumers.

The new enzyme is part of Danisco's POWERBake product range and targets an estimated annual market value of DKK 500 million according to Jan Sindesen, President Danisco Specialities. The new enzyme is expected to expand the existing market potential and support sales of Danisco's other products to the baking industry such as emulsifiers. Danisco aims to achieve a significant market position for this product category, although a global market introduction will run over a couple of years.

GRINDAMYL™ MAX-LIFE – new shelf-life enzyme

GRINDAMYL™ MAX-LIFE is an enzyme (special amylase) that helps maintain the soft and fresh texture in bread and prevents the development of a dry and hard crumb structure and crust. This is an important functionality for the baking industry, as it extends the shelf life of bread, reducing retailers' waste. The main application is in sandwich bread products, which are mainly sold in North America, Europe, Japan and Australia.

'This enzyme segment is an attractive market for Danisco today,' states Jan Sindesen. Previously, Danisco did not have its own product alternative in the product range offered through our global sales and distribution organisation to the

baking industry. The enzyme will enable Danisco to go for a considerable market position in this product category, which currently has an estimated market value of around DKK 600 million annually.

Greater visibility in synergy guidance for Genencor

The full-year 2005/06 EBIT guidance for Genencor of DKK 200 million was reiterated in the Announcement of Results for Q1 2005/06. However, cost synergies are now accounting for a greater proportion of the total synergies than originally expected following a complete strategic review of the overall enzyme platform after the acquisition of Genencor. In this context it is also important to highlight our recent construction start of a new enzymes production facility in Wuxi, China.

Synergies coupled with Genencor's own growth forecast means that return on invested capital in the third full year after the acquisition is expected to exceed the cost of capital (WACC) of 7.5%, thereby fulfilling our financial targets.

For further information, please contact:

Jan Sindesen, President, Danisco Specialities, tel.: +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, Tel. +45 3266 2926
Hans Gregersen, Investor Relations Manager, tel.: +45 3266 2925

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17 October 2005 - 09:00

Seminars highlight latest innovations from Danisco Animal Nutrition

Key representatives of the poultry and feed industries in the Middle East and Indian sub-continent gathered in the United Arab Emirates (UAE) and Egypt recently to learn how the latest developments from Danisco Animal Nutrition can improve the profitability of their businesses.

While delegates from India, Bangladesh, Pakistan and Iran met in Abu Dhabi, their counterparts from Tunis, Saudi Arabia, Egypt, Yemen and Jordan attended a workshop in Cairo to learn more about new technologies and network with others in the poultry and feed industry.

Explaining how Danisco's recently launched phytase feed enzyme Phyzyme™ XP represents good news for poultry producers, Business Manager Awadalla Ombabi told delegates: "Research centres and universities across the world have demonstrated improvements of at least 20% in the efficacy of this new-generation product compared with traditional phytases. The superior properties of Phyzyme XP mean that broiler and layer producers now have the opportunity to reduce feed costs by at least 20% more than many other phytases.

Highlighting the benefits of Danisco's new Avicheck™ Corn service, Anne-Marie Debicki-Garnier, Danisco's Technical Services Manager, commented: "Avicheck Corn, another recent Danisco innovation, is a unique analytical service that helps to maximise the nutritional and financial value of corn. This enables feed manufacturers and poultry producers to optimise the use of Danisco's Avizyme® 1500 enzyme range, to improve production uniformity and maximise profitability."

Delegates at both seminars also learned more about the range of applications and benefits of Betafin®, Danisco's versatile feed betaine, a natural plant extract. These include feed cost savings as a result of the product's ability to replace choline and some methionine in the diet, more uniform bird performance under heat-stress or disease challenge, better quality end products resulting from increased breast meat and carcass yield, together with Betafin's proven value in AGP-free nutrition.

Paul Steen, Danisco's Engineering Manager, highlighted how Finndose™, the company's liquid application system, ensures that liquid enzymes are accurately and evenly applied to pelleted feed, enabling feed producers to meet ever more stringent food safety legislation.

Niels Otto Damholt, Regional Director, outlined Danisco Animal Nutrition's mission, vision and strategy, which is to help customers improve the efficiency and safety of food production in an environmentally responsible way.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk



Danisco Animal Nutrition's seminar in Cairo, Egypt, included key customers and distributors from the Middle East.



Delegates from Bangladesh, Pakistan, India and Iran attended Danisco Animal Nutrition's customer and distributor seminar in Abu Dhabi, UAE.

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24 October 2005 - 09:00

More lean meat with a natural extract from sugarbeet

Pigs treated with porcine somatotropin (pST) have demonstrated their ability to lay down 7% more lean carcass tissue per day when fed a diet supplemented with betaine (Betafin® - Danisco Animal Nutrition), a natural plant extract.

Trials at the Victorian Institute of Animal Science at Werribee in Australia showed that boars treated with pST alone deposited 31% more lean tissue per day than non-pST treated animals. Betaine alone increased daily carcass lean gain by 13% compared with pigs fed diets containing no betaine.

In the study, boars had average feed intakes of 2.7kg per day over a 35-day period before slaughter. This figure is at the upper end of feed consumption normally seen under commercial conditions in Australia, illustrating that betaine's energy-boosting properties offer even greater potential to improve pig performance on farm.

Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition, commented:

"Betaine accumulates in animal cells where it attracts water, protecting the pig from dehydration and allowing it to maintain its water balance in a more energy-efficient way. This means that the pig uses less energy to maintain its water balance and therefore more energy can be used for lean growth. The study clearly demonstrates that betaine and pST, on their own or in combination, can increase lean tissue growth rate.

"On many commercial units, for various reasons, energy intake is limiting. Dietary betaine can help fill this energy deficit, providing some of the energy needed to fuel lean tissue growth. This can be particularly useful for producers wanting to reap the benefit of pST because betaine will help boost energy levels, countering the tendency for feed intake to drop in pST-treated pigs. For producers who cannot or do not wish to use pST, betaine can still improve carcass lean gain, particularly in improved genotypes that have been selected for high rates of lean tissue deposition."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

11.

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31 October 2005 - 17:00

Genencor awarded $2 million contract for biodefense work

Genencor has secured a $2 million contract from the U.S. Department of Defense to develop an enzyme-based universal decontamination solution targeting chemical and biological warfare agents

Product scale up and manufacture to be conducted at Rochester, N.Y. facility.

Genencor International, Inc., a world leading industrial biotechnology company, has secured a $2 million contract from the U.S. Department of Defense to develop an enzyme-based universal decontamination solution targeting chemical and biological warfare agents, including protein-based toxins such as ricin.

"With continuing threats of terrorism facing the world today, the military and first responder communities want a universal method for decontamination." said Thomas J. Pekich, president of Genencor. "This initiative was sponsored by U.S. Representative Thomas M. Reynolds, (R-NY), who understands the contributions industrial biotechnology can make to homeland security."

Through the initiation of this contract and a Collaborative Research and Development Agreement (CRADA) with the U.S. Army Edgewood Chemical and Biological Center (ECBC), Genencor and ECBC will cooperate to discover and develop enzymes capable of decontaminating a broad array of chemical and biological weapons like mustard gas, anthrax and protein toxins like botulism and ricin.

As part of the CRADA, scientists from Genencor and ECBC will scan existing enzyme strains, libraries and proprietary delivery systems to find and develop those able to decontaminate weapon agents. Products developed through the collaboration will be scaled up and manufactured at Genencor's Rochester, N.Y. facility.

Previous collaborative work between the two organizations led to the commercialisation of Genencor's DEFENZ™ line of products – an enzyme-based decontaminate product capable of breaking down specific organophosphate type materials including G-type chemical warfare nerve agents like sarin.

"By combining our proprietary enzyme libraries, protein engineering and delivery systems with ECBC's expertise with weapon agents, we believe we can bring new products to market quickly and effectively," Pekich added.

Enzymes are proteins that help a chemical reaction take place specifically,

quickly and efficiently. Enzymes offer a number of advantages over traditional harsh and caustic chemical decontaminants including being water soluble, environmentally benign, non-flammable and non-corrosive.

For more information, please contact:

Angela Blackwell: tel.+ 1 585 256 6973

Discover more about Danisco Genencor in About Danisco.

12.



31 October 2005 - 09:00

Betaine increases breast meat yield in broilers

Adding betaine to broiler diets can boost breast meat yield by up to 4.5%, increasing the potential revenue from a 1,000,000-birds-a-week production unit by more than $2,000,000 a year.

Trials carried out at Shur-Gain Agresearch in Canada, on behalf of Danisco Animal Nutrition, examined the effect of adding betaine to corn-and-soya-based broiler diets. Breast yield increased by a significant 2.1% in 42-day-old birds, with small improvements in final body weight and feed conversion ratio.

A similar diet, fed to broilers subjected to mild heat stress at the Instituto Internacional de Investigacion Animal, Mexico, also produced good results. At 49 days, breast yield increased by up to 4.5% compared with the control group, while the weight-corrected feed conversion ratio improved by 3.5%.

"When breast meat is worth $3/kg, the value of the additional breast meat from these trials ranges from 5 cents to 11 cents a bird," commented Andrea Barletta, Danisco Animal Nutrition's Marketing Director. "For a 1,000,000 birds a week enterprise this represents a significant increase in revenue, equivalent to an improvement of up to $5,720,000 a year. With broiler meat increasingly sold as premium cuts, increasing breast yield is therefore very important for the producer's profitability."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at http://www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

13

DANISCO

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31 October 2005 - 09:00

Danisco Flavours produces low glycaemic and low or no sugar ice creams

Experience Aura™ Flavours in ice creams with no added sugar and a low glycaemic index

Consumers looking to cut back on sugar and reduce the glycaemic impact of their diets are in for a real treat with Aura™ Flavours for low glycaemic and low or no sugar ice creams.

These six new flavourings from Danisco have been specifically developed to give the health-conscious ice cream a rich, well-balanced flavour. Masking the poor back notes often associated with artificial sweeteners, Aura™ Flavours are consistent performers, improving flavour quality in almost any ice cream recipe.

Aura™ Flavours are based on Danisco's combined strengths in sugar production and flavour creation. By mapping the taste differences between sugar and artificial sweeteners, Danisco has identified various low-calorie components in sugar raw materials that, when synergistically combined with specific flavour notes, make artificially sweetened products taste more like those containing full sugar.

Consumers may be more aware of their health, but a good taste should still never be compromised. Using Aura™ Flavours, manufacturers can be sure to turn their no/low sugar and low glycaemic ice creams into the sensory experience consumers expect.

Benefits

- Provide excellent flavour impact in no/low sugar and low glycaemic ice cream
- Mask the poor back notes often associated with artificial sweeteners
- Maintain a consistent flavour
- Improve flavour length and depth
- Strengthen brand loyalty

The range

Aura™ Flavours have been created as a unique set of formulation tools for use by new product developers. They are intended to be an integral part of any no/low sugar or low glycaemic ice cream application, where artificial sweeteners are used.

The following variations are currently available:

- Aura™ Raspberry Flavour
- Aura™ Strawberry Flavour
- Aura™ Peach Flavour
- Aura™ Vanilla Flavour
- Aura™ Peppermint Flavour
- Aura™ Chocolate Flavour
- Aura™ Flavours are also available for virtually fat free, no sugar yogurts.

For more information contact:
E-mail: info.flavours@danisco.com


Strawberry
ice cream
NO ADDED SUGAR

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14.

DANISCO

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1 November 2005 - 08:05

Danisco sells part of Genencor's Health Care product portfolio

Danisco sells part of Genencor's Health Care activities to Cambridge Antibody Technology (CAT) for USD 14 million.

Notice no. 29/2005

Danisco sells part of Genencor's Health Care activities to Cambridge Antibody Technology (CAT) for USD 14 million. On closing, Danisco will hold USD 14 million in shares in CAT subscribed at market price. The CAT shares that Danisco will receive are free of any restrictions. The transaction is expected to close on 4 November 2005.

As announced on 1 August 2005, Genencor continued the development activities for GCR-8015 (pre-clinical) and GCR-3888 (clinical), two compounds for hematological malignancies. These activities have been successfully divested to CAT, which will also be hiring certain former Genencor key employees to be responsible for the development of these programmes.

CAT may be required to pay Danisco an additional consideration of up to USD 2 million, contingent on the availability for use in a clinical trial of bulk product material produced by Genencor, bringing the total consideration up to a possible USD 16 million.

From 1 November 2005, there will no longer be any staff employed in Genencor's Health Care segment.

The net restructuring costs involved and the possible proceeds from the sale of the Health Care activities were included in Danisco's previously announced DKK 300-350 million range of special items for 2005/06.

Danisco announces results for the first six months of 2005/06 on 15 December 2005 and will, as usual, update outlook for the financial year in this connection.

For further information, please contact:

Investor Relations Manager Hans Gregersen, tel. +45 32 66 29 25
Media Relations Manager Carl Johan Corneliussen, tel. +45 32 66 29 26

Read this release in Danish in PDF format

Printed Thursday, 17 November 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/november/investor_182_en.htm

15

DANISCO
First you add knowledge...

1 November 2005 - 12:20

Warrant programme: Issue of new shares

At the due date for payment on 31 October 2005, the employees had subscribed and paid for 14,301 shares at a price of DKK 299 in accordance with the warrant programme...

Notice 30/2005

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

In the first exercise period from 19 September to 17 October 2005 around 64% of the employees decided to exercise their warrants. The majority chose the option of cash settlement and a small number chose to subscribe for new shares.

At the due date for payment on 31 October 2005, the employees had subscribed and paid for 14,301 shares at a price of DKK 299 in accordance with the warrant programme, and subsequently Danisco effected a capital increase of 14,301 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 286,020 on 1 November 2005.

The share capital is increased from DKK 993,771,040 (corresponding to 49,688,552 shares of DKK 20 nominal value) to DKK 994,057,060 (corresponding to 49,702,853 shares of DKK 20 nominal value).

It should be pointed out that the Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a capital reduction of DKK 15,735,000. This cancellation is not included in the share capital stated above before and after the capital increase, as the cancellation will not be effected until the expiry of the statutory notice.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Hans Gregersen, Investor Relations, tel.: +45 3266 2925
Carl Johan Corneliussen, Media Relations, tel.: +45 3266 2926
Read this release in Danish in PDF format.

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16.

DANISCO
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8 November 2005 - 09:00

Danisco Animal Nutrition strengthens its Technical Services team in China

The recent appointment of Xinghui Zhang as Technical Services Manager has further strengthened Danisco Animal Nutrition's Technical Services team in China.

Reporting to Dr YJ Ru, Technical Services Manager, Xinghui is based at the company's Guangzhou office in China.

Xinghui holds a BSc from Gansu Agriculture University and a Management Diploma from China People's University.

His career in China's poultry industry has included positions with Wens and CCTI's broiler breeding operation in the South of the country as well as seven years with BASF (China) Fine Chemical Division, most recently as Business Development Manager before joining Danisco Animal Nutrition.

Discover more about Animal Nutrition at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

17.

DANISCO

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14 November 2005 - 15:40

Danisco wins DI's Product Prize 2005

Danisco has won the Confederation of Danish Industries' (DI) Product Prize 2005.

Danisco has won the Confederation of Danish Industries' (DI) Product Prize 2005. The prize was presented at DI's Annual Conference in Bella Center, Copenhagen, with the participation of one thousand Danish executives and many representatives of the Danish government headed by the Prime Minister.



The winning product was Danisco's groundbreaking plasticiser GRINDSTED® SOFT-N-SAFE. When presenting the prize DI's new chairman Henning Dyremose said: "The product is an excellent example of industry's important role in the global development of better and safer products adding value to customers."

CEO Alf Duch-Pedersen, the inventors Bjarne Nielsen, Flemming Vang Sparsø and Jørgen Kirk Kristiansen and Hans Elbek Pedersen, Vice President, Global Innovation, went on stage to thank for the prize.

Along with the prize, Danisco received a sculpture entitled The Winner's Gate.

SOFT-N-SAFE
GRINDSTED® SOFT-N-SAFE is a new safe alternative plasticiser to PVC, based on natural raw materials.

More info
For more info, click here or contact Mr Jorgen Overgaard, Product Marketing Manager for GRINDSTED® SOFT-N-SAFE on phone +45 86 43 51 40 or e-mail

jorgen.overgaard@danisco.com.

18.

DANISCO

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14 November 2005 - 16:03

Safe plasticiser alternative on FIE

Hear more about Danisco's groundbreaking new plasticiser alternative, GRINDSTED® SOFT-N-SAFE on this year's FIE.

On this year's FI-Europe, taking place on 29 November to 1 December in Paris, you will be able to hear more about Danisco's groundbreaking new plasticiser alternative, GRINDSTED® SOFT-N-SAFE. SOFT-N-SAFE is a safe alternative to phthalates and hence of great interest to the industry. Mr. Philippe Dumont, Sales Manager Plastics Europe, will be present to answer questions and give advice about Danisco's GRINDSTED® SOFT-N-SAFE.

Click here to read more about GRINDSTED® SOFT-N-SAFE. A handout giving more detailed information will be available at FI-Europe.

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RECEIVED
2005 DEC -8 P 12:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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14 November 2005 - 16:10

Danisco at Plasticisers Conference

Danisco will be present at this year's Plasticisers Conference 2006 which gives you the opportunity to hear about the latest technological developments and legislative changes in the plasticisers market.

Danisco is the leading manufacturer of glycerol esters for the global plastics industry. Our plastic additives are approved for direct food consumption, as they are based on food ingredient technology. As part of our efforts to provide our customers with safe value-adding ingredients, we have developed a new safe alternative plasticiser to PVC, the GRINDSTED® SOFT-N-SAFE.

This gives Danisco a competent background for participating in the Plasticisers Conference 2006, discussing the latest technological advances within the plasticiser industry. The Plasticisers Conference takes place at the Radisson SAS Hotel in Brussels, Belgium, on the 24-25 January 2006.

Plasticisers Conference 2006
The Plasticisers Conference 2006 gives you the opportunity to hear about the latest technological developments and legislative changes in the plasticisers market whilst networking with key figures in the industry, including materials producers, converters, processors and end users.

The conference is divided in three sessions, including presentations and panel discussions:

1. Legislation
2. What does the end user want?
3. Phthalate alternatives

Danisco presentation at conference
As part of session three, Senior Application Manager Bjarne Nielsen from Danisco will be speaking about "Safety profile of new sustainable plasticisers". This will take place at 10.00 on the 25th. Your will hear about toxicity data and safety profile, plasticiser migration and sensitive applications as well as efficiency and basic requirements for new plasticisers.

More info
See www.plasticisersconference.com for more information.

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21 November 2005 - 09:10

EU poultry producers gain further benefit from enzymes in corn-based diets

21st November 2005 Poultry producers throughout the European Union will derive further benefits, worth several Euros per tonne of feed, from the use of enzymes in corn-based diets following the European Commission's decision to award Danisco Animal Nutrition's multi-enzyme product Avizyme® 1500 authorisation for use in duck, broiler and layer feeds. The approval, for what is the only product of its type developed specifically for this type of diet, was made under EU Council Directive 70/524/EEC and Regulation 1831/2003.

Although corn is often assumed to be a consistent ingredient, extensive research conducted by Danisco has proved that it can be extremely variable in terms of nutrient content and availability. The levels and digestibility of oil, fibre, starch, protein and amino acids in corn can vary significantly from batch to batch due to varietal differences, variations in growing and harvesting conditions, together with post-harvest treatments. Recently published scientific evidence supports Danisco's research, with observed variations of up to 15% in corn's nutritional value, resulting in a negative impact on bird performance, bodyweight uniformity and producer profitability.

The enzyme activities in Avizyme 1500 particularly improve starch digestibility, thereby increasing corn energy digestibility and reducing variability between different batches of corn. In broiler, layer and duck feeds, the enzyme blend typically increases the energy value of corn-based diets by 2 - 5%. This provides producers with an opportunity to reduce feed costs, because the higher energy contribution from corn can replace some more expensive high-energy ingredients, such as fat or oil, in the feed formulation.

Improving bird uniformity provides producers with opportunities to increase revenue because more birds reach the target weight range specified by retailers and production costs are reduced because birds reach the target weight faster.

"EU approval for Avizyme 1500 represents good news for poultry producers across Europe. At current ingredient prices, for example, using Avizyme 1500 in the formulation allows broiler producers in France to reduce feed costs by approximately €4 per tonne," comments Anne-Marie Debicki-Garnier, Regional Technical Manager for Danisco.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

21.

DANISCO

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24 November 2005 - 17:20

Danisco takes positive view of EU sugar reform compromise

The EU member states have agreed on the main points of the future European sugar regime. The reform contents are close to the EU Commission's proposal from June 2005.

Notice no. 31/2005

At the Council of Ministers' meeting on 24 November 2005, the EU Ministers of Agriculture reached a compromise for the overall framework conditions of the European sugar sector up to 2014/15.

Danisco sees the compromise as a constructive negotiation result that will ensure the foundation for long-term planning in the sugar sector. The compromise includes:

- considerable reduction of beet and sugar prices over four years
- partial compensation for loss of income to beet growers
- reduction of sugar production through voluntary quota selling and
- major restrictions in sugar exports

Based on the Council's decision, the Commission will now start preparing the legal text and the provisions that will be effective in the transition to the new sugar regime.

Only when that has been finalised and the European Parliament has given its opinion about the sugar reform in January 2006, can the Council adopt the sugar regime in its final form.

Executive Vice President, Mogens Granborg, of Danisco A/S says:

'We're very pleased that the reform process is almost at its end now. A new direction for the EU's sugar policy is indeed necessary to ensure the competitive beet and sugar production in Europe and we agree with the main principles of the Council's decision.'

'The Commission's initial proposal has been subject to some adjustments in the course of the negotiations, some of which are positive, some more negative.

For instance, we consider the extended period for implementing the price reduction, which turned out to be a little less than initially proposed, as a sensible solution, whereas we see a risk in extending the period for providing the high-rate restructuring aid in the case of factory closures, as it could lead to an increasing sugar surplus on the market for a longer period.'

'It's also clear that a number of important details remain unsettled at this late stage of the reform process. We need clarification of the specific terms for exports and imports and for the production of sugar for non-food use.'

'Much will also depend on how the growers will respond to the new conditions.'

'At Danisco we will now finalise our deliberations for the production adjustments and other efficiencies that we need to effect to secure our place among the

European sugar elite going forward.

This will be done in close dialogue with our employees, beet growers and other stakeholders. We will probably be into February or March before we have the full EU foundation allowing us to finalise the planning of these activities.'

'Danisco's sugar business builds on a well-consolidated platform, which gives us strong potential to take advantage of the opportunities that will arise in the wake of the sugar reform, for example by entering new business areas and markets.'

In our Stock Exchange Notice of 22 June 2005 we announced that we expect sugar earnings to stabilise around DKK 600-750 million once the sugar reform has been fully implemented.

The Council's decision does not lead to any change of these expectations.

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2006
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588/+45 4011 6695
Hans Gregersen, Investor Relations Manager, Danisco A/S, tel.: + 45 3266 2912

Appendix

Danisco produces sugar at factories in Denmark, Sweden, Finland and Germany.

	Production capacity (tonnes of beet/24h)	Production in the 2004/05 campaign (tonnes)
Denmark		
Nakskov	13,000	185,000
Assens	10,000	135,000
Nykøbing	10,000	152,000
Sweden		
Ortofta	16,700	232,000
Köpingebro	10,100	140,000
Finland		
Salo	7,000	71,000
Säkylä	7,000	77,000
Germany		
Anklam	10,500	147,000
Lithuania		
Panevezys	3,900	45,000
Kédainiai	3,300	41,000

The sugar activities also include refineries in Arlöv, Sweden, and Kantvik, Finland.

Read the release in Danish

Printed Monday, 28 November 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/november/investor_185_en.htm

DANISCO

First you add knowledge...

1 November 2005 - 08:05

Danisco sells part of Genencor's Health Care product portfolio

Danisco sells part of Genencor's Health Care activities to Cambridge Antibody Technology (CAT) for USD 14 million.

Notice no. 29/2005

Danisco sells part of Genencor's Health Care activities to Cambridge Antibody Technology (CAT) for USD 14 million. On closing, Danisco will hold USD 14 million in shares in CAT subscribed at market price. The CAT shares that Danisco will receive are free of any restrictions. The transaction is expected to close on 4 November 2005.

As announced on 1 August 2005, Genencor continued the development activities for GCR-8015 (pre-clinical) and GCR-3888 (clinical), two compounds for hematological malignancies. These activities have been successfully divested to CAT, which will also be hiring certain former Genencor key employees to be responsible for the development of these programmes.

CAT may be required to pay Danisco an additional consideration of up to USD 2 million, contingent on the availability for use in a clinical trial of bulk product material produced by Genencor, bringing the total consideration up to a possible USD 16 million.

From 1 November 2005, there will no longer be any staff employed in Genencor's Health Care segment.

The net restructuring costs involved and the possible proceeds from the sale of the Health Care activities were included in Danisco's previously announced DKK 300-350 million range of special items for 2005/06.

Danisco announces results for the first six months of 2005/06 on 15 December 2005 and will, as usual, update outlook for the financial year in this connection.

For further information, please contact:

Investor Relations Manager Hans Gregersen, tel. +45 32 66 29 25
Media Relations Manager Carl Johan Corneliussen, tel. +45 32 66 29 26

Read this release in Danish in PDF format

2

RECEIVED
2005 DEC -8 P 12:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 November 2005 - 12:20

Warrant programme: Issue of new shares

At the due date for payment on 31 October 2005, the employees had subscribed and paid for 14,301 shares at a price of DKK 299 in accordance with the warrant programme...

Notice 30/2005

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

In the first exercise period from 19 September to 17 October 2005 around 64% of the employees decided to exercise their warrants. The majority chose the option of cash settlement and a small number chose to subscribe for new shares.

At the due date for payment on 31 October 2005, the employees had subscribed and paid for 14,301 shares at a price of DKK 299 in accordance with the warrant programme, and subsequently Danisco effected a capital increase of 14,301 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 286,020 on 1 November 2005.

The share capital is increased from DKK 993,771,040 (corresponding to 49,688,552 shares of DKK 20 nominal value) to DKK 994,057,060 (corresponding to 49,702,853 shares of DKK 20 nominal value).

It should be pointed out that the Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a capital reduction of DKK 15,735,000. This cancellation is not included in the share capital stated above before and after the capital increase, as the cancellation will not be effected until the expiry of the statutory notice.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Hans Gregersen, Investor Relations, tel.: +45 3266 2925
Carl Johan Corneliussen, Media Relations, tel.: +45 3266 2926
Read this release in Danish in PDF format.

Top Print Mail a colleague about this page

3

DANISCO
First you add knowledge...

24 November 2005 - 17:20

Danisco takes positive view of EU sugar reform compromise

The EU member states have agreed on the main points of the future European sugar regime. The reform contents are close to the EU Commission's proposal from June 2005.

Notice no. 31/2005

At the Council of Ministers' meeting on 24 November 2005, the EU Ministers of Agriculture reached a compromise for the overall framework conditions of the European sugar sector up to 2014/15.

Danisco sees the compromise as a constructive negotiation result that will ensure the foundation for long-term planning in the sugar sector. The compromise includes:

- considerable reduction of beet and sugar prices over four years
- partial compensation for loss of income to beet growers
- reduction of sugar production through voluntary quota selling and
- major restrictions in sugar exports

Based on the Council's decision, the Commission will now start preparing the legal text and the provisions that will be effective in the transition to the new sugar regime.

Only when that has been finalised and the European Parliament has given its opinion about the sugar reform in January 2006, can the Council adopt the sugar regime in its final form.

Executive Vice President, Mogens Granborg, of Danisco A/S says:

'We're very pleased that the reform process is almost at its end now. A new direction for the EU's sugar policy is indeed necessary to ensure the competitive beet and sugar production in Europe and we agree with the main principles of the Council's decision.'

'The Commission's initial proposal has been subject to some adjustments in the course of the negotiations, some of which are positive, some more negative.

For instance, we consider the extended period for implementing the price reduction, which turned out to be a little less than initially proposed, as a sensible solution, whereas we see a risk in extending the period for providing the high-rate restructuring aid in the case of factory closures, as it could lead to an increasing sugar surplus on the market for a longer period.'

'It's also clear that a number of important details remain unsettled at this late stage of the reform process. We need clarification of the specific terms for exports and imports and for the production of sugar for non-food use.'

'Much will also depend on how the growers will respond to the new conditions.'

'At Danisco we will now finalise our deliberations for the production adjustments and other efficiencies that we need to effect to secure our place among the

European sugar elite going forward.

This will be done in close dialogue with our employees, beet growers and other stakeholders. We will probably be into February or March before we have the full EU foundation allowing us to finalise the planning of these activities.'

'Danisco's sugar business builds on a well-consolidated platform, which gives us strong potential to take advantage of the opportunities that will arise in the wake of the sugar reform, for example by entering new business areas and markets.'

In our Stock Exchange Notice of 22 June 2005 we announced that we expect sugar earnings to stabilise around DKK 600-750 million once the sugar reform has been fully implemented.

The Council's decision does not lead to any change of these expectations.

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2006
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588/+45 4011 6695
Hans Gregersen, Investor Relations Manager, Danisco A/S, tel.: + 45 3266 2912

Appendix

Danisco produces sugar at factories in Denmark, Sweden, Finland and Germany.

	Production capacity (tonnes of beet/24h)	Production in the 2004/05 campaign (tonnes)
Denmark		
Nakskov	13,000	185,000
Assens	10,000	135,000
Nykøbing	10,000	152,000
Sweden		
Ortofta	16,700	232,000
Köpingebro	10,100	140,000
Finland		
Salo	7,000	71,000
Säkylä	7,000	77,000
Germany		
Anklam	10,500	147,000
Lithuania		
Panevezys	3,900	45,000
Kédainiai	3,300	41,000

The sugar activities also include refineries in Arlöv, Sweden, and Kantvik, Finland.

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27 September 2005 - 13:16

Danisco announces a major capacity investment at its Sassenage cultures plant in France

In order to keep pace with market growth, Danisco, one of the leading cultures companies, announces an investment of EUR 3 million to significantly increase the capacity of its Sassenage production of freeze-dried cultures.

The new Sassenage manufacturing facilities will be made available gradually with full capacity being reached by the end of 2007. The plan comprises both the debottlenecking of existing manufacturing lines and a major investment in new state-of-the art equipments.

'This new investment in Sassenage is part of our global industrial strategy in line with our ambition to become the market leader in cultures,' says Fabienne Saadane-Oaks, President of Danisco Cultures. 'With investments both in the freeze-dried and frozen technologies, we are able to give an adapted answer to all our customers' requests and continue to service their growth.'

Last October, Danisco already announced a capacity expansion for frozen cultures at its German site in Niebüll to be effective at the beginning of 2006. Danisco is a strong n° two on the global market for cultures and produces cultures in six sites around the world: Niebüll in Germany, Sassenage, Dangé Saint Romain and Epernon in France, Olsztyn in Poland, and Madison in the United States.

Freeze-dried cultures are key for cheese, fresh dairy products, and dietary supplements manufacturers, as this technology allows increased cultures blending possibilities, easy storage and lower logistic costs.

For more information, please contact:

Fabienne Saadane-Oaks – President Danisco Cultures, +33 1 56 60 47 11
Nathalie Brosse – Communication Manager Danisco Cultures, +33 1 56 60 47 26

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29 September 2005 - 09:00

Food chain businesses must focus on sustainability, says Danisco

The majority of businesses in the food chain do not adequately recognise the importance of sustainability, according to Danisco A/S, one of the world's leading food and feed ingredient specialists. At a time when this aspect of business is increasingly important to customers and shareholders, that represents a major failing says the company, which is consistently a top performer in a number of global sustainability indices.

Addressing the Corporate Responsibility in Food and Agribusiness Conference at the Café Royal in London today (29th September, 2005) Søren Vogelsang, the company's Vice President of Corporate Sustainable Development, told delegates that food and feed producers throughout the world must increase their efforts to address this key business issue. Presenting a paper entitled 'How to introduce sustainability from farm to fork', he underlined the increasing challenges faced by the food and feed ingredient sectors, with particular focus on four key areas:

- The responsibilities of food additive manufacturers with regard to ensuring sustainable agribusiness and food safety in the supply chain.
- How companies can influence suppliers and others with regard to environmental and social responsibility.
- The scale of the task facing global companies with numerous suppliers.
- How partnerships and dialogue can advance sustainable agribusiness.

With 10,000 employees and a turnover of DKK 17.8 billion (€2.4 billion), Danisco is one of the world's largest food/feed ingredients producers and integrates sustainability into every element of its business. Balancing the requirements of nature with those of employees and the public whilst creating profit to benefit shareholders and wider society, the company has policies and systems to manage every area of sustainable production and development.

Danisco Animal Nutrition, its feed ingredients business, aims to provide sustainable animal nutrition solutions to meet consumer demand for safe, high quality food at affordable prices, with care and attention to the environment. The company pioneered the development and use of enzymes and betaine in animal nutrition and with offices in the UK, Spain, Denmark, Finland, USA, Singapore and China, plus production facilities in Denmark and Finland, plays a leading role in the nutrition of poultry, pig and some aqua species.

Danisco's approach to sustainability is based on four pillars of sustainability:

- SHEQ (Safety, Health, Environment and Quality Management, together with Continuous Improvement)

- Product Safety (Food Safety Assessments, HACCP, traceability and value chain management)
- Environmental Ethics (Use of modern biotechnology, including alternative experimental models)
- Social Issues and Business Integrity (Employee Rights, International Society, Security, Compliance and Business Partners)

Danisco actively promotes these values as part of its internal procedures and audit programmes, expects suppliers to comply with them, promotes sustainable development to ensure the delivery of safe, sustainable products to consumers and has a dedicated corporate Sustainable Development Team. The success of this approach is confirmed by growing interest in the company from investors and business analysts.

In the context of the agricultural industry, Danisco Animal Nutrition endeavours to promote sustainability at all levels of the value chain, from product development to the sourcing of raw materials and the production methods used.

Outlining practical examples of this approach, Mr Vogelsang explained how on a recent visit to India he travelled to a number of small villages, visited farms, a crushing station and refinery to assess the environmental and social impact of castor oil production. He also explained how Danisco purchases organic vanilla for use in products such as ice cream, flavoured coffee, health drinks and desserts from a non-profit organisation in India where 80% of the profits go to farmers and 20% to the workers who process, sort and dispatch the product. With growth rates for organic foods exceeding 20% per annum in some parts of the world, such an approach not only represents responsible social practice but also makes sound business sense.

Danisco has had significant success in assisting Lithuanian sugar beet producers to reduce their use of nitrogen fertilisers, thereby minimising groundwater pollution and maximising profitability. Since 1998, when the company acquired a share in four Lithuanian sugar factories, the level of amino-nitrogen in sugar beet has almost halved. The recommendations that helped to achieve the reduction are highlighted in a publication entitled 'Danisco Grower's Guidelines', which provides details on knowledge sharing and best practice.

A member of the Sustainable Agriculture Initiative (SAI), Danisco shares its views on sustainability and engages in dialogue with a wide range of stakeholders throughout the food chain. Its work in the area of sustainability not only creates value for Danisco in respect of cost savings and employee motivation, but also benefits its customers.

Danisco's work to promote sustainability and corporate responsibility has been recognised by a number of the world's leading sustainability indexes, including FTSE4Good, Storebrand and Nordic Sustainability. The company was recently included in the Dow Jones Sustainability Index (DJSI) for the fourth consecutive year, which placed it amongst the top 6 of the 55 companies in the global food and beverage field.

"With food and feed producers increasingly interested in issues such as food and product safety there is growing concern about how suppliers manage social issues and the supply chain. Our high standards protect our brand name as well as the brand names of our customers," commented Mr Vogelsang.

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, commented: "Sustainability is at the heart of our efforts, which are driven by customers' key needs, namely food safety, the environment, cost reduction, differentiation and consistency. A clear policy to address sustainability and corporate responsibility issues can obviously contribute to the success of our customers' businesses as well as Danisco. We believe that our excellent sustainability record brings added value to our customers, which is why we continually strive to incorporate this aspect of business into everything we do."

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk



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3 October 2005 - 09:00

BAKOMA, one of the leading dairy companies in Poland, launches a new range of probiotic yoghurt drinks with Danisco's HOWARU™ probiotic cultures

Consumers in Poland will soon have access to the benefits of HOWARU™ Bifido from Danisco with the launch of a new range of yoghurt drinks by Bakoma. Available in plain and strawberry flavours, the range is co-branded BACTIV – HOWARU™.

The new range will be introduced by the end of September through Bakoma's distribution network.

"We wanted a premium well-documented probiotic strain to clearly position our new range of health-related yoghurt drinks as a benchmark", says Krystyna Kotecka from Bakoma, "Danisco brought us not only a strain with many clinical surveys to support our health claim but also the HOWARU™ brand which is appealing to young people, one of our key target groups."

With a strong global position in cultures, Danisco markets a range of high quality probiotic strains supported by the unique HOWARU™ marketing concept available under exclusive license. Danisco also offers a wide range of probiotic strains and blends ideal for use in dairy and other food products as well as in dietary supplements.

About Danisco
Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05.
Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics.
Danisco is also one of the largest and most efficient sugar producers in Europe.

About Bakoma
Bakoma S.A. is a joint-stock dairy company based in Warsaw employing 1250 people and with 48 Regional Distribution Centres throughout Poland. Bakoma's core production is yoghurt and other dairy products, such as cheeses, desserts, fruit mousses, butter, and milk powder.

For more information, please contact :

Danisco: Nathalie Brosse +33 1 56 60 47 26
Bakoma: Krystyna Kotecka +48 864 06 13


Bactiv
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4 October 2005 - 09:00

Bringing a Health and Nutrition Ingredient to Market

The Rothamsted International BioMarket is a commercial networking event about technology transfer and commercialisation of bio products from plant and microbial biotechnology. The event is a combination of a traditional conference and a partnering service and functions also as a networking opportunity.

This year's BioMarket - BioProducts for Food - focuses on developments in the food and crop sector where plants and microbes have long been a vital resource. It will take place on 7-9 November 2005in Harpenden, UK.

Dr. Helen Mitchell from Danisco Sweeteners will be speaking at 11.30 on 9 November. The title of her presentation is "Bringing a Health and Nutrition Ingredient to Market".

For more information go to http://www.bioproduct.info/.

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5 October 2005 - 15:15

The Danisco Award 2005 goes to Anne Meyer

The Danisco Award 2005 goes to PhD Anne Meyer, Associate Professor at BioCentrum, the Technical University of Denmark. She receives the Award and DKK 250,000 for her contribution to taking food enzymology a major step closer to using enzymes for the production of food with a healthier profile.

'Food research is essential, not least when it comes to health and nutrition. And it is equally important that the know-how achieved is used in the food industry for the benefit of consumers across the globe. This year's Award winner has demonstrated that advanced research may eventually contribute to making something as ordinary as juice healthier,' said Alf Duch-Pedersen, CEO of Danisco A/S, at the award ceremony.

The Award was presented on 5 October by the Danish Minister for Family and Consumer Affairs Lars Barfoed at Danisco's Biohorizons Symposium in Copenhagen.

'This year's Award Winner, Anne Meyer, is a very competent researcher with a lot of exciting research initiatives. One of her aims is to make the use of biotechnology more understandable. Through her work she has shown that the use of enzymes can improve the production processes of food so the result is healthier and safer foods, and products that taste better,' said Minister for Family and Consumer Affairs Lars Barfoed at the ceremony.

Anne Meyer has moreover used her expertise to supervise several junior scientists on projects in which enzymes are used to improve the quality of food or exploit nutritive components.

This is the fourth time the Danisco Foundation grants the Danisco Award, the aim of which is to promote the development of better food.

For further information, please contact:

Alf Duch-Pedersen, CEO, Danisco A/S
Tel +45 32 66 20 00

Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel + 45 32 66 29 26, mobile +45 26 15 21 27

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7 October 2005 - 09:00

Canadian pig and poultry producers benefit from new technology from Danisco

Pig and Poultry producers in Canada can now enjoy the benefits of Danisco Animal Nutrition's novel phytase feed enzyme Phyzyme® XP. The Canadian Food Inspection Agency (CFIA) has granted regulatory approval for the use of Phyzyme XP 5000G and Phyzyme XP 5000 L in pig and poultry feeds.

Phyzyme XP is a highly efficient phytase feed enzyme that improves the digestibility of phosphorus and other nutrients contained in cereal grains, oils seed meals and their by-products. Phyzyme XP enables pig and poultry producers to reduce feed costs by minimising the need to add expensive dicalcium phosphate to the feed. An increasingly important additional benefit is the product's ability to reduce phosphorus excretion by more than 30%, resulting in significant environmental benefits at a time when pollution control legislation is increasing.

Trials have shown that Phyzyme XP offers more value compared with leading competitor phytases. When added to broiler and layer feeds, research centres and universities across the world have demonstrated efficacy improvements of at least 20% in favour of the new-generation product compared with a traditional phytase.

John Van Oort, Danisco Animal Nutrition's Business Manager, commented:

"We are pleased to have received approval from the CFIA allowing us to immediately begin offering Phyzyme XP for use in swine and poultry feeds. This represents good news for pig and poultry producers in Canada. The superior properties of this phytase means that broiler and layer producers can further reduce both the amount of inorganic phosphorus in the feed formulation, reducing feed costs by at least an additional 20%, compared to many other phytases. In addition, producers are increasingly being forced to focus on further reducing the environmental impact of their businesses. This will require a positive approach and we are offering them the technology to help them do so. The benefits of feed enzymes in terms of their ability to improve feed utilisation, lower production costs and reduce the environmental impact of production are well proven."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

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12 October 2005 - 10:00

Danisco opens Asian innovation centre

Danisco has set up a new innovation centre in Singapore to serve all of its activities in South East Asia.

The Centre will support the growth of the Company as it works towards capturing the emerging markets in the region. Located within Danisco Singapore Pte Ltd at Singapore Science Park III, the 1,200 sqm innovation centre will house and consolidate the activities of Regional Cultures Creation Centre, Flavour Creation Centre and application support for South East Asia.

'Innovation is an integral part of Danisco. By setting up this Innovation Centre in Singapore, which also includes a substantial upgrading of our existing Flavour Creation and Analytical facilities, we're able to develop products that are better catered to the Asian taste and palate', says Dr. Leif Kjaergaard, Senior Vice President, Innovation and Technology.

'One of our objectives is to enhance Danisco Cultures ability to design culture solutions adapted to the specificity of Asian consumers. We will also support the fast development of our cultures business in Asia, particularly in China, thanks to the unrivalled flexibility of our new pilot plant, which will further increase our speed of response,' says Dr. Leif Kjaergaard.

Being a knowledge-based company, this innovation centre will bring product development out of Europe and North America to customers in the South East Asia and Oceania regions, in order to improve the speed of response and facilitate better dialogue. The innovation centre will provide substantial support for sales and marketing activities. Danisco will continue to enhance its capabilities and investments here to achieve the goal of supplying ingredients of the highest value to meet customers' requirements. Danisco expects to employ a total staff of about 70 in Singapore.

The opening ceremony was honoured by the presence of Mr. Heng Chee How, Minister of State for National Development.

View factsheet in English in PDF format here.

For further information please contact:

Jasmaine Cheong, Director of Finance & Corporate Services, Tel. +65 65 11 56 28
Carl Johan Corneliussen, Media Relations Manager, Tel. +45 32 66 29 26.

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13 October 2005 - 11:00

Groundbreaking enzyme product launches

Danisco's acquisition of Genencor earlier this year signalled Danisco's firm belief in the growth potential of the fermentation technology platform, i.e. enzymes and cultures which now represent approximately 30% of the total ingredients business.

This technology perspective was also a driver for the USD 20 million R&D collaboration agreement entered with Genencor in October 2001 aimed at accelerating the development of new food enzymes. The introduction of two new enzymes for the baking industry is the first major result of the multi-year R&D effort of the combined Danisco and Genencor organisations.

Danisco sees significant business potential from the two new enzyme products, primarily for the baking industry where our market share is around 20% today. Danisco's existing capabilities for the food industry in terms of application knowledge and distribution power are important drivers for expanding the sales potential of the new enzyme products.

GRINDAMYL™ POWERBake – new baking enzyme

GRINDAMYL™ POWERBake is a strengthening enzyme (glycolipase) for the baking industry. With its ability to make flour perform more effectively in the baking process the enzyme is an important factor in optimising the industrial bread production processes. The better usage of flour will result in more uniform and high-quality bread products to the consumers.

The new enzyme is part of Danisco's POWERBake product range and targets an estimated annual market value of DKK 500 million according to Jan Sindesen, President Danisco Specialities. The new enzyme is expected to expand the existing market potential and support sales of Danisco's other products to the baking industry such as emulsifiers. Danisco aims to achieve a significant market position for this product category, although a global market introduction will run over a couple of years.

GRINDAMYL™ MAX-LIFE – new shelf-life enzyme

GRINDAMYL™ MAX-LIFE is an enzyme (special amylase) that helps maintain the soft and fresh texture in bread and prevents the development of a dry and hard crumb structure and crust. This is an important functionality for the baking industry, as it extends the shelf life of bread, reducing retailers' waste. The main application is in sandwich bread products, which are mainly sold in North America, Europe, Japan and Australia.

'This enzyme segment is an attractive market for Danisco today,' states Jan Sindesen. Previously, Danisco did not have its own product alternative in the product range offered through our global sales and distribution organisation to the

baking industry. The enzyme will enable Danisco to go for a considerable market position in this product category, which currently has an estimated market value of around DKK 600 million annually.

Greater visibility in synergy guidance for Genencor

The full-year 2005/06 EBIT guidance for Genencor of DKK 200 million was reiterated in the Announcement of Results for Q1 2005/06. However, cost synergies are now accounting for a greater proportion of the total synergies than originally expected following a complete strategic review of the overall enzyme platform after the acquisition of Genencor. In this context it is also important to highlight our recent construction start of a new enzymes production facility in Wuxi, China.

Synergies coupled with Genencor's own growth forecast means that return on invested capital in the third full year after the acquisition is expected to exceed the cost of capital (WACC) of 7.5%, thereby fulfilling our financial targets.

For further information, please contact:

Jan Sindesen, President, Danisco Specialities, tel.: +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, Tel. +45 3266 2926
Hans Gregersen, Investor Relations Manager, tel.: +45 3266 2925

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17 October 2005 - 09:00

Seminars highlight latest innovations from Danisco Animal Nutrition

Key representatives of the poultry and feed industries in the Middle East and Indian sub-continent gathered in the United Arab Emirates (UAE) and Egypt recently to learn how the latest developments from Danisco Animal Nutrition can improve the profitability of their businesses.

While delegates from India, Bangladesh, Pakistan and Iran met in Abu Dhabi, their counterparts from Tunis, Saudi Arabia, Egypt, Yemen and Jordan attended a workshop in Cairo to learn more about new technologies and network with others in the poultry and feed industry.

Explaining how Danisco's recently launched phytase feed enzyme Phyzyme™ XP represents good news for poultry producers, Business Manager Awadalla Ombabi told delegates: "Research centres and universities across the world have demonstrated improvements of at least 20% in the efficacy of this new-generation product compared with traditional phytases. The superior properties of Phyzyme XP mean that broiler and layer producers now have the opportunity to reduce feed costs by at least 20% more than many other phytases.

Highlighting the benefits of Danisco's new Avicheck™ Corn service, Anne-Marie Debicki-Garnier, Danisco's Technical Services Manager, commented: "Avicheck Corn, another recent Danisco innovation, is a unique analytical service that helps to maximise the nutritional and financial value of corn. This enables feed manufacturers and poultry producers to optimise the use of Danisco's Avizyme® 1500 enzyme range, to improve production uniformity and maximise profitability."

Delegates at both seminars also learned more about the range of applications and benefits of Betafin®, Danisco's versatile feed betaine, a natural plant extract. These include feed cost savings as a result of the product's ability to replace choline and some methionine in the diet, more uniform bird performance under heat-stress or disease challenge, better quality end products resulting from increased breast meat and carcass yield, together with Betafin's proven value in AGP-free nutrition.

Paul Steen, Danisco's Engineering Manager, highlighted how Finndose™, the company's liquid application system, ensures that liquid enzymes are accurately and evenly applied to pelleted feed, enabling feed producers to meet ever more stringent food safety legislation.

Niels Otto Damholt, Regional Director, outlined Danisco Animal Nutrition's mission, vision and strategy, which is to help customers improve the efficiency and safety of food production in an environmentally responsible way.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk



Danisco Animal Nutrition's seminar in Cairo, Egypt, included key customers and distributors from the Middle East.



Delegates from Bangladesh, Pakistan, India and Iran attended Danisco Animal Nutrition's customer and distributor seminar in Abu Dhabi, UAE.

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24 October 2005 - 09:00

More lean meat with a natural extract from sugarbeet

Pigs treated with porcine somatotropin (pST) have demonstrated their ability to lay down 7% more lean carcass tissue per day when fed a diet supplemented with betaine (Betafin® - Danisco Animal Nutrition), a natural plant extract.

Trials at the Victorian Institute of Animal Science at Werribee in Australia showed that boars treated with pST alone deposited 31% more lean tissue per day than non-pST treated animals. Betaine alone increased daily carcass lean gain by 13% compared with pigs fed diets containing no betaine.

In the study, boars had average feed intakes of 2.7kg per day over a 35-day period before slaughter. This figure is at the upper end of feed consumption normally seen under commercial conditions in Australia, illustrating that betaine's energy-boosting properties offer even greater potential to improve pig performance on farm.

Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition, commented:

"Betaine accumulates in animal cells where it attracts water, protecting the pig from dehydration and allowing it to maintain its water balance in a more energy-efficient way. This means that the pig uses less energy to maintain its water balance and therefore more energy can be used for lean growth. The study clearly demonstrates that betaine and pST, on their own or in combination, can increase lean tissue growth rate.

"On many commercial units, for various reasons, energy intake is limiting. Dietary betaine can help fill this energy deficit, providing some of the energy needed to fuel lean tissue growth. This can be particularly useful for producers wanting to reap the benefit of pST because betaine will help boost energy levels, countering the tendency for feed intake to drop in pST-treated pigs. For producers who cannot or do not wish to use pST, betaine can still improve carcass lean gain, particularly in improved genotypes that have been selected for high rates of lean tissue deposition."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

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31 October 2005 - 17:00

Genencor awarded $2 million contract for biodefense work

Genencor has secured a $2 million contract from the U.S. Department of Defense to develop an enzyme-based universal decontamination solution targeting chemical and biological warfare agents

Product scale up and manufacture to be conducted at Rochester, N.Y. facility.

Genencor International, Inc., a world leading industrial biotechnology company, has secured a $2 million contract from the U.S. Department of Defense to develop an enzyme-based universal decontamination solution targeting chemical and biological warfare agents, including protein-based toxins such as ricin.

"With continuing threats of terrorism facing the world today, the military and first responder communities want a universal method for decontamination." said Thomas J. Pekich, president of Genencor. "This initiative was sponsored by U.S. Representative Thomas M. Reynolds, (R-NY), who understands the contributions industrial biotechnology can make to homeland security."

Through the initiation of this contract and a Collaborative Research and Development Agreement (CRADA) with the U.S. Army Edgewood Chemical and Biological Center (ECBC), Genencor and ECBC will cooperate to discover and develop enzymes capable of decontaminating a broad array of chemical and biological weapons like mustard gas, anthrax and protein toxins like botulism and ricin.

As part of the CRADA, scientists from Genencor and ECBC will scan existing enzyme strains, libraries and proprietary delivery systems to find and develop those able to decontaminate weapon agents. Products developed through the collaboration will be scaled up and manufactured at Genencor's Rochester, N.Y. facility.

Previous collaborative work between the two organizations led to the commercialisation of Genencor's DEFENZ™ line of products – an enzyme-based decontaminate product capable of breaking down specific organophosphate type materials including G-type chemical warfare nerve agents like sarin.

"By combining our proprietary enzyme libraries, protein engineering and delivery systems with ECBC's expertise with weapon agents, we believe we can bring new products to market quickly and effectively," Pekich added.

Enzymes are proteins that help a chemical reaction take place specifically,

quickly and efficiently. Enzymes offer a number of advantages over traditional harsh and caustic chemical decontaminants including being water soluble, environmentally benign, non-flammable and non-corrosive.

For more information, please contact:

Angela Blackwell: tel.+ 1 585 256 6973

Discover more about Danisco Genencor in About Danisco.

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31 October 2005 - 09:00

Betaine increases breast meat yield in broilers

Adding betaine to broiler diets can boost breast meat yield by up to 4.5%, increasing the potential revenue from a 1,000,000-birds-a-week production unit by more than $2,000,000 a year.

Trials carried out at Shur-Gain Agresearch in Canada, on behalf of Danisco Animal Nutrition, examined the effect of adding betaine to corn-and-soya-based broiler diets. Breast yield increased by a significant 2.1% in 42-day-old birds, with small improvements in final body weight and feed conversion ratio.

A similar diet, fed to broilers subjected to mild heat stress at the Instituto Internacional de Investigacion Animal, Mexico, also produced good results. At 49 days, breast yield increased by up to 4.5% compared with the control group, while the weight-corrected feed conversion ratio improved by 3.5%.

"When breast meat is worth $3/kg, the value of the additional breast meat from these trials ranges from 5 cents to 11 cents a bird," commented Andrea Barletta, Danisco Animal Nutrition's Marketing Director. "For a 1,000,000 birds a week enterprise this represents a significant increase in revenue, equivalent to an improvement of up to $5,720,000 a year. With broiler meat increasingly sold as premium cuts, increasing breast yield is therefore very important for the producer's profitability."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at http://www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

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31 October 2005 - 09:00

Danisco Flavours produces low glycaemic and low or no sugar ice creams

Experience Aura™ Flavours in ice creams with no added sugar and a low glycaemic index

Consumers looking to cut back on sugar and reduce the glycaemic impact of their diets are in for a real treat with Aura™ Flavours for low glycaemic and low or no sugar ice creams.

These six new flavourings from Danisco have been specifically developed to give the health-conscious ice cream a rich, well-balanced flavour. Masking the poor back notes often associated with artificial sweeteners, Aura™ Flavours are consistent performers, improving flavour quality in almost any ice cream recipe.

Aura™ Flavours are based on Danisco's combined strengths in sugar production and flavour creation. By mapping the taste differences between sugar and artificial sweeteners, Danisco has identified various low-calorie components in sugar raw materials that, when synergistically combined with specific flavour notes, make artificially sweetened products taste more like those containing full sugar.

Consumers may be more aware of their health, but a good taste should still never be compromised. Using Aura™ Flavours, manufacturers can be sure to turn their no/low sugar and low glycaemic ice creams into the sensory experience consumers expect.

Benefits

- Provide excellent flavour impact in no/low sugar and low glycaemic ice cream
- Mask the poor back notes often associated with artificial sweeteners
- Maintain a consistent flavour
- Improve flavour length and depth
- Strengthen brand loyalty

The range

Aura™ Flavours have been created as a unique set of formulation tools for use by new product developers. They are intended to be an integral part of any no/low sugar or low glycaemic ice cream application, where artificial sweeteners are used.

The following variations are currently available:

- Aura™ Raspberry Flavour
- Aura™ Strawberry Flavour
- Aura™ Peach Flavour
- Aura™ Vanilla Flavour
- Aura™ Peppermint Flavour
- Aura™ Chocolate Flavour
- Aura™ Flavours are also available for virtually fat free, no sugar yogurts.

For more information contact:
E-mail: info.flavours@danisco.com


Strawberry
ice cream
NO ADDED SUGAR

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1 November 2005 - 08:05

Danisco sells part of Genencor's Health Care product portfolio

Danisco sells part of Genencor's Health Care activities to Cambridge Antibody Technology (CAT) for USD 14 million.

Notice no. 29/2005

Danisco sells part of Genencor's Health Care activities to Cambridge Antibody Technology (CAT) for USD 14 million. On closing, Danisco will hold USD 14 million in shares in CAT subscribed at market price. The CAT shares that Danisco will receive are free of any restrictions. The transaction is expected to close on 4 November 2005.

As announced on 1 August 2005, Genencor continued the development activities for GCR-8015 (pre-clinical) and GCR-3888 (clinical), two compounds for hematological malignancies. These activities have been successfully divested to CAT, which will also be hiring certain former Genencor key employees to be responsible for the development of these programmes.

CAT may be required to pay Danisco an additional consideration of up to USD 2 million, contingent on the availability for use in a clinical trial of bulk product material produced by Genencor, bringing the total consideration up to a possible USD 16 million.

From 1 November 2005, there will no longer be any staff employed in Genencor's Health Care segment.

The net restructuring costs involved and the possible proceeds from the sale of the Health Care activities were included in Danisco's previously announced DKK 300-350 million range of special items for 2005/06.

Danisco announces results for the first six months of 2005/06 on 15 December 2005 and will, as usual, update outlook for the financial year in this connection.

For further information, please contact:

Investor Relations Manager Hans Gregersen, tel. +45 32 66 29 25
Media Relations Manager Carl Johan Corneliussen, tel. +45 32 66 29 26

Read this release in Danish in PDF format

Printed Thursday, 17 November 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/november/investor_182_en.htm

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1 November 2005 - 12:20

Warrant programme: Issue of new shares

At the due date for payment on 31 October 2005, the employees had subscribed and paid for 14,301 shares at a price of DKK 299 in accordance with the warrant programme...

Notice 30/2005

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

In the first exercise period from 19 September to 17 October 2005 around 64% of the employees decided to exercise their warrants. The majority chose the option of cash settlement and a small number chose to subscribe for new shares.

At the due date for payment on 31 October 2005, the employees had subscribed and paid for 14,301 shares at a price of DKK 299 in accordance with the warrant programme, and subsequently Danisco effected a capital increase of 14,301 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 286,020 on 1 November 2005.

The share capital is increased from DKK 993,771,040 (corresponding to 49,688,552 shares of DKK 20 nominal value) to DKK 994,057,060 (corresponding to 49,702,853 shares of DKK 20 nominal value).

It should be pointed out that the Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a capital reduction of DKK 15,735,000. This cancellation is not included in the share capital stated above before and after the capital increase, as the cancellation will not be effected until the expiry of the statutory notice.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Hans Gregersen, Investor Relations, tel.: +45 3266 2925
Carl Johan Corneliussen, Media Relations, tel.: +45 3266 2926
Read this release in Danish in PDF format.

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Archive

8 November 2005 - 09:00

Danisco Animal Nutrition strengthens its Technical Services team in China

The recent appointment of Xinghui Zhang as Technical Services Manager has further strengthened Danisco Animal Nutrition's Technical Services team in China.

Reporting to Dr YJ Ru, Technical Services Manager, Xinghui is based at the company's Guangzhou office in China.

Xinghui holds a BSc from Gansu Agriculture University and a Management Diploma from China People's University.

His career in China's poultry industry has included positions with Wens and CCTI's broiler breeding operation in the South of the country as well as seven years with BASF (China) Fine Chemical Division, most recently as Business Development Manager before joining Danisco Animal Nutrition.

Discover more about Animal Nutrition at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

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14 November 2005 - 15:40

Danisco wins DI's Product Prize 2005

Danisco has won the Confederation of Danish Industries' (DI) Product Prize 2005.

Danisco has won the Confederation of Danish Industries' (DI) Product Prize 2005. The prize was presented at DI's Annual Conference in Bella Center, Copenhagen, with the participation of one thousand Danish executives and many representatives of the Danish government headed,by the Prime Minister.



The winning product was Danisco's groundbreaking plasticiser GRINDSTED® SOFT-N-SAFE. When presenting the prize DI's new chairman Henning Dyremose said: "The product is an excellent example of industry's important role in the global development of better and safer products adding value to customers."

CEO Alf Duch-Pedersen, the inventors Bjarne Nielsen, Flemming Vang Sparsø and Jørgen Kirk Kristiansen and Hans Elbek Pedersen, Vice President, Global Innovation, went on stage to thank for the prize.

Along with the prize, Danisco received a sculpture entitled The Winner's Gate.

SOFT-N-SAFE
GRINDSTED® SOFT-N-SAFE is a new safe alternative plasticiser to PVC, based on natural raw materials.

More info
For more info, click here or contact Mr Jorgen Overgaard, Product Marketing Manager for GRINDSTED® SOFT-N-SAFE on phone +45 86 43 51 40 or e-mail

jorgen.overgaard@danisco.com.

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14 November 2005 - 16:03

Safe plasticiser alternative on FIE

Hear more about Danisco's groundbreaking new plasticiser alternative, GRINDSTED® SOFT-N-SAFE on this year's FIE.

On this year's FI-Europe, taking place on 29 November to 1 December in Paris, you will be able to hear more about Danisco's groundbreaking new plasticiser alternative, GRINDSTED® SOFT-N-SAFE. SOFT-N-SAFE is a safe alternative to phthalates and hence of great interest to the industry. Mr. Philippe Dumont, Sales Manager Plastics Europe, will be present to answer questions and give advice about Danisco's GRINDSTED® SOFT-N-SAFE.

Click here to read more about GRINDSTED® SOFT-N-SAFE. A handout giving more detailed information will be available at FI-Europe.

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14 November 2005 - 16:10

Danisco at Plasticisers Conference

Danisco will be present at this year's Plasticisers Conference 2006 which gives you the opportunity to hear about the latest technological developments and legislative changes in the plasticisers market.

Danisco is the leading manufacturer of glycerol esters for the global plastics industry. Our plastic additives are approved for direct food consumption, as they are based on food ingredient technology. As part of our efforts to provide our customers with safe value-adding ingredients, we have developed a new safe alternative plasticiser to PVC, the GRINDSTED® SOFT-N-SAFE.

This gives Danisco a competent background for participating in the Plasticisers Conference 2006, discussing the latest technological advances within the plasticiser industry. The Plasticisers Conference takes place at the Radisson SAS Hotel in Brussels, Belgium, on the 24-25 January 2006.

Plasticisers Conference 2006
The Plasticisers Conference 2006 gives you the opportunity to hear about the latest technological developments and legislative changes in the plasticisers market whilst networking with key figures in the industry, including materials producers, converters, processors and end users.

The conference is divided in three sessions, including presentations and panel discussions:

1. Legislation
2. What does the end user want?
3. Phthalate alternatives

Danisco presentation at conference
As part of session three, Senior Application Manager Bjarne Nielsen from Danisco will be speaking about "Safety profile of new sustainable plasticisers". This will take place at 10.00 on the 25th. Your will hear about toxicity data and safety profile, plasticiser migration and sensitive applications as well as efficiency and basic requirements for new plasticisers.

More info
See www.plasticisersconference.com for more information.

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NEWS

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21 November 2005 - 09:10

EU poultry producers gain further benefit from enzymes in corn-based diets

21st November 2005 Poultry producers throughout the European Union will derive further benefits, worth several Euros per tonne of feed, from the use of enzymes in corn-based diets following the European Commission's decision to award Danisco Animal Nutrition's multi-enzyme product Avizyme® 1500 authorisation for use in duck, broiler and layer feeds. The approval, for what is the only product of its type developed specifically for this type of diet, was made under EU Council Directive 70/524/EEC and Regulation 1831/2003.

Although corn is often assumed to be a consistent ingredient, extensive research conducted by Danisco has proved that it can be extremely variable in terms of nutrient content and availability. The levels and digestibility of oil, fibre, starch, protein and amino acids in corn can vary significantly from batch to batch due to varietal differences, variations in growing and harvesting conditions, together with post-harvest treatments. Recently published scientific evidence supports Danisco's research, with observed variations of up to 15% in corn's nutritional value, resulting in a negative impact on bird performance, bodyweight uniformity and producer profitability.

The enzyme activities in Avizyme 1500 particularly improve starch digestibility, thereby increasing corn energy digestibility and reducing variability between different batches of corn. In broiler, layer and duck feeds, the enzyme blend typically increases the energy value of corn-based diets by 2 - 5%. This provides producers with an opportunity to reduce feed costs, because the higher energy contribution from corn can replace some more expensive high-energy ingredients, such as fat or oil, in the feed formulation.

Improving bird uniformity provides producers with opportunities to increase revenue because more birds reach the target weight range specified by retailers and production costs are reduced because birds reach the target weight faster.

"EU approval for Avizyme 1500 represents good news for poultry producers across Europe. At current ingredient prices, for example, using Avizyme 1500 in the formulation allows broiler producers in France to reduce feed costs by approximately €4 per tonne," comments Anne-Marie Debicki-Garnier, Regional Technical Manager for Danisco.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

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PUBLICATIONS

- Archive

Publications

Here you can find Danisco's recent publications in downloadable versions.

In the archive you can find publications dating back to 1999. To go to the archive click in the left menu.

General information

Title	English	Danish	Swedish	German	Finnish	Lituanian
Annual Report 2004/05	PDF	PDF				
Sustainability Report 2004	PDF	PDF				
Danisco Profile 2004/05	PDF	PDF				
Danisco Sugar annual review	PDF	PDF	PDF	PDF	PDF	PDF
Questions and answers - the global sugar market		PDF	PDF			
From sun to sugar	PDF	PDF	PDF			PDF
Strong in sugar	PDF	PDF	PDF	PDF	PDF	
The functional properties of sugar	PDF	PDF	PDF			

Product brochures

Title	English	Danish	Swedish	Finnish	German	Lithuanian
A world of sugar	PDF	PDF	PDF	PDF	PDF	PDF
First you add knowledge...	PDF					
Tid til mere		PDF				
Goda mörka bröd			PDF			

Title	Latvian	Estonian	Norwegian
A world of sugar	PDF	PDF	PDF
First you add knowledge...			
Tid til mere			

Magazines

Title	English	Danish	Swedish	Finnish	Norwegian	Lituanian
Discover	PDF					
Sweet dialogue		PDF	PDF			
Perspektiv		PDF	PDF	PDF	PDF	

If you are looking for previous issues of Perspektiv, please visit www.perspektiv.nu.

Nutritional information

Title	English	Danish	Swedish	Finnish	Norwegian
Physical activity and weight		PDF	PDF		PDF
Myths and facts about sugar		PDF	PDF		PDF
Danisco Sugar's nutrition policy		PDF	PDF		PDF

Information about production sites

Title	Danish	Swedish	German
Assens fabriksbrochure	PDF		
Assens, Grønt regnskab 2004/05	PDF		
Nakskov fabriksbrochure	PDF		
Nakskov, Grønt regnskab 2004/05	PDF		
Nykøbing fabriksbrochure	PDF		
Nykøbing, Grønt regnskab 2004/05	PDF		
Anklam fabriksbroschyr			PDF
Arlöv fabriksbroschyr		PDF	
Köpingebro fabriksbroschyr		PDF	
Örtofta fabriksbroschyr		PDF	

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2005 DEC -8 P 12:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DANISCO

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Organisation

Danisco is a global company operating in more than 40 countries on six continents.

Our organisation is characterised by close cooperation between sales, production and innovation units across geographical boundaries and time zones.

Danisco is divided into ten divisions and four categories of corporate functions. In addition, Danisco has a venture unit.

Please click on the organisational chart, or use the navigation on the left, to read about Danisco's different departments and divisions.


DANISCO
Business Development
Corporate Staff
Shared Functions
Staff Service
Emulsifiers
Functional Systems
Textural Ingredients
Flavours
Cultures
Genencor
Specialities
Sweeteners
Animal Nutrition
Sugar

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Animal Nutrition

Danisco Animal Nutrition is a leading global supplier of enzymes, betaine and flavours to improve the nutrition of poultry, pig and some aquaculture species.

About Danisco Animal Nutrition

Danisco Animal Nutrition core competencies include the ability to combine animal nutrition knowledge and application development to deliver value-adding solutions to the poultry, pig and aquaculture feed industries.

Mission

Our mission is to deliver innovative, sustainable solutions to our customers that increase efficiency and safety of the food production chain in an environmentally responsible way.

Philosophy

We are committed to sustainability, satisfying the needs of our customers now and in the future. As leaders in delivering excellent value from enzymes and betaine, we focus on providing proven solutions that satisfy customer needs throughout the food chain.

Products

Sold in more than 60 countries, Danisco Animal Nutrition's products are researched and developed at universities and research institutes throughout the world, then thoroughly tested and validated under commercial conditions.

- More profit, improved nutrition – use Avizyme®, Porzyme® and Grindazym™ feed enzymes for lower feed costs and more uniform pig and poultry production.
- More profit, better environment – use Phyzyme® feed enzyme, a highly efficient novel phytase, for lower feed costs and a better environment.
- More profit, many solutions – Use Betafin®, a highly purified form of betaine, for lower feed costs and more uniform pig and poultry production.
- More than just good taste - Use Flavodan™ feed flavours to increase feed intake for more efficient pig production.

Services

Danisco Animal Nutrition has developed a range of services to enhance customer satisfaction and profit. Our services include:

- Engineering support – expert advice on the best choice of system for applying our liquid products onto the feed
- In-feed laboratory analysis – confirms that our products have been accurately included in the feed for maximum profit

- Avicheck – provides customised recommendations on Avizyme use according to grain quality for maximum profit from enzyme use
- Betacheck – provides customised recommendations on Betafin use in broiler diets for reduced feed costs and increased breast yield

Who are we?

Danisco Animal Nutrition employs approximately 160 personnel. Operating through a distributor network in over 60 countries, and with regional sales offices located throughout the world, Danisco Animal Nutrition's technical team offers specialist and country specific nutritional support and advice based on extensive feed industry and animal nutrition experience.

Where are we located?

The Head Office of Danisco Animal Nutrition is situated in Marlborough, UK. The R&D, Regulatory, Global Marketing, Global Technical Services and Finance functions are based at Head Office. Our sales offices are located in the UK, Spain, Denmark, Finland, USA, Singapore and China. Production facilities are in Denmark and Finland.

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DIVISIONS

- Animal Nutrition
- Cultures
- Emulsifiers
- Flavours
- Functional Systems
- Genencor
- Seed
- Specialities
- Sugar
- Sweeteners
- Textural Ingredients

Cultures

Danisco Cultures is one of the foremost suppliers to the dairy and health industries.

About Danisco Cultures

Danisco Cultures produces, develops and markets starter cultures, probiotic cultures, media and dairy enzymes for the cheese, fresh dairy and health markets. Holding leading positions in many markets, Danisco Cultures is one of the foremost suppliers to the dairy and health industries.

We meet most needs with our unique series of probiotic cultures for the health and nutrition market, comprehensive range of lactic starters, surface-ripening and flavouring cultures for speciality and industrial cheese and complete range of cultures for fresh fermented milk products.

Strategy

Danisco Cultures' objective is to improve the consumer's lifestyle by developing tastier, healthier, safer and more convenient culture-based foods. Our ambition is to become the world leader in cultures for the dairy and health industry.

Products

For the cheese industry, our range of CHOOZIT™ Cheese Cultures is composed of lactic and ripening cultures and enzymes that give cheese the required sensory characteristics, promote efficient processing and provide manufacturers with individual culture-building blocks for customised cheese culture solutions. CHOOZIT™ cultures is also the right solution for elben, quark, sour cream and other fresh fermented milk products with well-defined and pleasant characteristics.

Yogurts and yoghurt type of products gain their well-defined texture, viscosity and flavour profile from the cultures they contain. Our range of YO-MIX™ Yogurt Cultures is the most extensive of its kind. Combined with our formulation expertise, they provide countless opportunities to create the creamy and mild textures, differentiated tastes and health benefits consumers enjoy while satisfying other important regional preferences.

Our unparalleled range of probiotic cultures enables manufacturers to satisfy the consumer demands for convenient, affordable and nutritionally balanced food products. For dietary supplements, FLORAFIT™ probiotics deliver the highest standards of purity, potency and shelf life stability, making them suitable for tablets, capsules or nutritional formula. HOWARU™ is the brand name used for our exclusive probiotic cultures supported by numerous clinical studies and a strong marketing support.

Services

Our teams are recognised experts in both freeze-dried and frozen technology

with production sites located in France, Germany, Denmark, Poland, the United States, Guatemala and Colombia.
Ongoing probiotic research is conducted at:

- Madison, US innovation centre
- H&N - our health and nutrition R&D unit in Finland – the only one of its kind among commercial culture suppliers with in-house digestive tract simulation capabilities

Who are we?

Danisco Cultures have approx. 440 employees worldwide. Danisco Cultures is headed by Fabienne Saadane-Oaks and is a market-driven organisation. It consists of three business units (BU) dedicated to an industry sector:

- Cheese BU
- Fresh Dairy BU
- Dietary Supplements BU
  Innovation, Global Industrial Operations, Finance support the division's management team.

Where are we located?

Headquartered in Paris, FR, Danisco Cultures has sales offices located in Europe, North and South America, Asia and Australia.

Please visit Contact Danisco in order to find contact information and road descriptions.

The culture products are manufactured at our plants in France (Dangé Saint Romain, Sassenage, Vinay, Epernon), Germany (Niebull), Denmark (Tønder), Poland (Olzstyn), the United States (Madison), Guatemala (Guatemala City) and Colombia (Bogota). Danisco Cultures complies with Danisco's SHEQ policies and strives for superior customer satisfaction.

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Emulsifiers

Danisco Emulsifiers focuses on adding value through innovation and application support. The division is 100% dedicated to ingredients, making it unique among the major emulsifier suppliers.

About Danisco Emulsifiers

Our status as the world's largest supplier of food emulsifiers largely reflects our pioneering development work. We provide knowledge-based solutions that enable food manufacturers to expand their market for industrially produced products.

Products

For high quality products and efficient production, Danisco Emulsifiers is an all-round partner. No other supplier has a more complete range of emulsifiers. Among the main products are:

- monoglycerides – pure as well as distilled (DIMODAN)
- acetic acid esters of monoglycerides (ACETEM)
- citric acid esters of monoglycerides (CITREM)
- diacetyl tartaric acid esters of monoglycerides (DATEM)
- lactic acid esters of monoglycerides (LACTEM)
- polyglycerol esters (PGE)
- polyglycerol polyricinoleate (PGPR)
- propylene glycol esters of fatty acids (PGMS)
- sorbitan esters of fatty acids (SMS/STS)
- stearoyl lactylates (SSL/CSL)
- Emulsifier blends (PS 300 & PS 400 range)
- Emulsifier/fat blends (PS 200 range)
- Emulsifier/enzyme blends
- Emulsifier/stabiliser blends

Long-standing expertise and natural raw materials, primarily vegetable fats, glycerol and organic acids, give us what we need to meet the wide variety of demands dictated by our customers' production techniques, local consumer preferences and national legislation.

Like Danisco overall, Danisco Emulsifiers is committed to sustainability. As the only major emulsifier producer we are a member of the Roundtable on Sustainable Palm Oil (RSPO).

Who are we?

Division Emulsifiers is an international organisation with approximately 500 employees worldwide including production sites and extensive innovation resources. The division is headed by Martin Klavs Nielsen.

Where are we located?

Danisco has 5 production facilities worldwide - in Denmark, Malaysia, Brazil, the USA and China. We have a strong capability in serving our customers in their local environment as well as being a partner in case of geographical expansion. Our main focus is on ensuring the same high reliable product quality our customers have grown used to and a high level of food safety documentation.

Please visit Contact Danisco to view contact information and road directions.

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DIVISIONS

- Animal Nutrition
- Cultures
- Emulsifiers
- Flavours
- Functional Systems
- Genencor
- Seed
- Specialities
- Sugar
- Sweeteners
- Textural Ingredients

Flavours

Danisco Flavours is an international flavour house with modern laboratory facilities producing a vast range of flavours for the food and beverage industries.

About Danisco Flavours

Danisco Flavours combines its flavour creativity with a profound knowledge of other food ingredients, tailoring its products to meet the exact requirements of individual customers.

Strategy

Danisco Flavour's objective is to add value through innovative, consumer-driven and novel concepts by being a powerful partner creating synergies between ingredients and flavours.

Products

From traditional to tropical, cola to citrus, cheese to chocolate, fruit to fudge-like, Danisco Flavours supplies one of the most complete flavour ranges available, fully accommodating international flavour preferences. Today we rank among the top experts on the global market for vanilla, milk, chocolate, butter, citrus, cola, savoury and soft fruit flavours.

The Danisco flavour range comprises natural and nature-identical flavour products in liquid, paste and powder form.

Services

Our skills in understanding and manufacturing key flavour chemicals, clouding agents for beverages, emulsions, natural extracts and distillates support our flavour-creation activities.

Danisco Flavours develops and supplies flavours as part of a total product concept, carefully tailored to meet individual customer needs. The integration of our research and development in actual manufacturing processes ensures that we provide flavours and services of the highest quality possible and has given us a solid reputation in flavour circles.

The creativity and expertise of the Danisco flavour specialists – combined with the company's state-of-the-art flavour laboratory facilities – enable the company to provide customers with exactly the tailor-made products they are looking for.

Who are we?

The division has 800 employees internationally. The Flavour Division's President is Jos Kleppers. The top management consists of:

- Jerry Biscopink, Vice President Operations, Global
- Aalbert Remijn, Director, Finance and Administration
- Jan Lenferink, Vice President for the regions Europe/Rest of the world and Asia-Pacific
- Andy Muller, Vice President for the region Americas
- Guido Eeckhout, Vice President, Global Beverage Business Development
- Gill Escobar, Vice President, Citrus

Where are we located?

The divisional head office is based in Louvain-le-Neuve, Belgium, with sales offices in Europe, North and South America, Africa, Asia and Australia. Please visit Contact Danisco in order to view contact information for all our sales offices. Manufacturing is carried out globally to provide customers with a local service.

Additional perspectives

The organic growth and acquisitions undertaken by Danisco in recent years have earned it a place among the world's leading flavour houses. By combining technical and creative flavour skills with an extensive knowledge of food and beverages, the company strives to provide the best possible customer solutions.

27.

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DIVISIONS

- Animal Nutrition
- Cultures
- Emulsifiers
- Flavours
- Functional Systems
- Genencor
- Seed
- Specialities
- Sugar
- Sweeteners
- Textural Ingredients

Functional Systems

Danisco Functional Systems is the world's biggest producer, developer and marketer of specialised and tailor-made blends for all major segments of the food, beverage and nutraceutical industries.

About Danisco Functional Systems

Danisco Functional Systems has a leading position in the following segments: Ice Cream and Frozen Desserts, Dairy, Beverages, Bakery, Soups & Sauces and Meat Products.

Strategy

Our vision is to be the preferred partner of the food industry. This we will achieve by:

- supporting customers' product development
- solving technical problems
- providing the latest innovative solutions

in order to optimise our customers' product performance and improve their overall value.

Products

Danisco Functional Systems' products offer the ultimate solutions for companies that want to make and keep food fresh, tasty, appealing, healthy and safe.

From traditional dry blends to sophisticated ingredients formulations through novel manufacturing technologies, Danisco Functional Systems achieves the right combination of product functionalities and know-how to deliver optimum solutions for customer application.

Examples of our latest innovations are:

- maximised heat shock control in ice cream
- improved tortilla rollability
- increased shelf life via mould inhibition in baked goods

Services

A unique combination of recognised expertise in advanced ingredients (such as hydrocolloids, emulsifiers, enzymes, cultures and antioxidants), extensive food application know-how and in-depth knowledge of production processes (integration technology, spray-drying, dedusting, extrusion, encapsulation, plating and dry blending).

In addition to our constantly growing product range, Danisco Functional Systems

designs customised solutions to meet particular product and process requirements, whilst integrating specific technological and economical constraints.

All development takes place through Danisco's global Innovation Centre Network, which comprises state-of-the-art laboratories in all regions (Asia-Pacific, Europe and the Americas).

Who are we?

Danisco Functional Systems employs more than 250 people worldwide. The division is headed by Anders Wilhjelm.

Where are we located?

Headquartered in Brabrand, DK, Danisco Functional Systems has sales offices in Europe, the Americas, Asia and Australia-New Zealand. Please visit Contact Danisco in order to find contact information and road descriptions.

Our production facilities aim to supply effective coverage of most regions of the world: Denmark, USA, Mexico, Brazil, Canada, China, Malaysia, Australia, New Zealand and Japan.

A world-class manufacturer with a heavy emphasis on sustainability, we abide by the most stringent international standards (ISO 9002, HACCP) and we have units specifically dedicated to providing the best solutions to current regulation issues (e.g. GMO, Halal and Kosher).

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DIVISIONS

- Animal Nutrition
- Cultures
- Emulsifiers
- Flavours
- Functional Systems
- Genencor
- Seed
- Specialities
- Sugar
- Sweeteners
- Textural Ingredients

Genencor

Genencor is a leading biotechnology company, which is developing and manufacturing genetically based biotechnology products, including enzymes.

About Danisco Genencor

Danisco acquired Genencor in 2005 to expand its position as a leader in food ingredients and to diversify into growing industrial biotechnology markets. With the acquisition, Dansico becomes the second largest supplier of industrial enzymes in the world.

Who are we?

- Robert H. Mayer, Chairman and Chief Executive Officer
- Thomas J. Pekich, President, Genencor Division
- Michael V. Arbige, Senior Vice President, Technology
- Carole Beth Cobb, Senior Vice President, Global Supply
- 1260 Employees worldwide

Where are we located?

Genencor's headquarters and research and development center is located at 925 Page Mill Rd., Palo Alto CA 94304

Additional perspectives

- At more than 4 million liters, Genencor has the second largest production capacity of industrial enzymes in the world.
- Corporate Citizenship: Genencor takes an active role as corporate citizen in its communities through stakeholder dialogue, local philanthropy and volunteerism and public policy engagement. As part of its sustainability management system, the division established a stakeholder board consisting of customers, suppliers, citizen environmental organisations, and State and Federal (US) policy makers. The division also plays a leadership role in the policy centers of Washington and Brussels through its voluntary roles in the BIO (www.bio.org) and EuropaBio (http://www.europabio.org/white_biotech.htm) organisations.
- Genencor has consistently been honored with awards for its technology, business performance and culture. Last year, it received the R&D 100 top technology award, the 4th Best Place to Work among Small and Medium Companies in the U.S. and was listed among the Forbes 200 fastest growing companies. In 2005 Genencor was named the #1 Best Place to Work in the U.S.
- Genencor traces its roots to 1982 where it was formed as a joint venture between Genentech and Corning Glassworks.

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Seed

The development of the sugar beet seed is the starting point of the sugar production.

About Danisco Seed

The Danish Sugar Factories - today Danisco Sugar - set up Danisco Seed in 1920 in order to secure the supply of sugar beet seed and to improve the sugar yield. Since then, we have developed into an international company with strong competencies within breeding and production of sugar beet seed.

Strategy

Danisco Seed's objective is continuously to pioneer the development of improved new seed varieties to the benefit of the grower and the food industry.

We strive for higher productivity for both growers and the industry by constantly improving the seed quality while at the same time focusing on important environmental issues.

Products

We breed, produce and market high-quality seed - both sugar and fodder beets, peas and sunflowers. The sugar beet seed is sold under the MARIBO trademark and constitutes our most important product line.

Services

Danisco Seed also undertakes contract work, such as seed pelleting, coating and chemical analysis for other companies.

Who are we?

Danisco Seed has 210 employees, 140 at the headquarters in Denmark and 70 abroad. The management group consists of:

- Niels Gram, President, Beet Seed
- Niels U. Mikkelsen, President, Production
- Stig B. Ottosen, Head of Finance
- Benny Rasmussen, Manager, Administration

Where are we located?

Danisco Seed is an international company with its headquarters in Holeby, Denmark. Please visit 'Contact Danisco' in order to find contact information for our subsidiaries and sales offices. Danisco Seed has subsidiaries in six European countries and sales offices and business partners throughout the world.

The sugar beet seed is multiplied where the climate and soil guarantee the

optimum seed quality. Danisco Seed has selected the best multiplication areas in northern Italy and southern France. The seed processing takes place at the factory in Holeby, Denmark. Danisco Seed is ISO 9001:2000 certified.

Additional perspectives

Danisco Seed's goal is to pioneer the development of seed varieties with new, improved capabilities, which will also meet the future requirements for sustainable agriculture. This is why we continuously strive to enhance our research programmes.

Please visit seed competencies to receive information about our R&D projects.

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DIVISIONS

- Animal Nutrition
- Cultures
- Emulsifiers
- Flavours
- Functional Systems
- Genencor
- Seed
- Specialities
- Sugar
- Sweeteners
- Textural Ingredients

Specialities

The Specialities division develops, produces and sells a comprehensive offer of enzymes and food protective solutions, including antimicrobials, antioxidants, protective and meat cultures for all types of foods and beverages.

About Danisco Specialities

With many leading positions, Danisco Specialities is one of the foremost suppliers to the bakery, dairy, meat, culinary as well as fats and oils industries.

We offer the food and beverage industries vast potential for meeting requirements for product quality, efficient processing and optimised food safety and preservation. Our innovative approach aims to reveal the full potential of our actual and possible future ingredients in food and beverage applications. We also produce and sell specific technologies to the pharma industry.

Our strategy

The objective of Danisco Specialities is to be a creative partner to its customers and improve consumer lifestyle by offering natural, functional, efficient and safe specialty solutions.

Our vision is to maintain our leading position in bakery enzymes and become recognised worldwide as one of the leading global suppliers of enzyme solutions to the food industry, and to maintain our leading position as provider of natural food protection solutions to the food industry.

Our mission is to be among the top 3 players worldwide in the segments we have chosen to work in. We aim at delivering higher growth and profitability than competition, and to create critical mass in all the businesses in which we are represented.

What are our products?

Our offer to the food and beverage industries is functionality oriented. We supply speciality solutions including the following products:

- Several classes of enzymes based on state-of-the-art fermentation technology: anti-staling and oxidative enzymes, amylases, lipases, proteases and xylanases like our unique uninhibited xylanase. Our latest innovation is POWERSoft developed to solve the difficult problem of shelf life extension in cakes and sweet bakery goods.
- Antimicrobials (nisin, natamycin, fermentates, topical rinses), antioxidants, protective and meat cultures to control growth of pathogenic and spoilage micro-organisms and to maintain intrinsic organoleptic qualities of foods and beverages throughout their shelf life. Our latest innovation is GUARDIAN™ NR 250, a patented system to control Listeria growth in cooked meats.

Our offer to pharma is based on two API technologies:

- The synthesis of Valproic acid and Barbiturates
- The synthesis of Meprobamate and intermediates

Based on the fact that Danisco is the leading producer of food grade emulsifiers, Danisco Specialities furthermore offers to develop customised excipients.

What are our services to our customers?

Danisco Specialities develops new concepts and provides technical service in close cooperation with food and beverage manufacturers.

Our teams have core competencies in enzymology, microbiology, biochemistry, biotechnology, molecular biology, food safety and preservation, regulatory, product development and deep know-how and expertise in food applications. They also work with numerous research groups at universities and institutes around the world.

They can answer to the latest market needs, anticipate new trends and contribute to the fast development of food processing and to consumer health.

Who are we?

Danisco Specialities is a global organisation based on three business units. Please see Organisational chart.

Where are we located?

Specialities Division headquarters are in Copenhagen and sales offices are located in Europe, North and South America, Africa, Asia, and Australia. Please click Contact Danisco in order to find contact information and road descriptions.

Our innovation team is working globally with few selected expertise centres based in Denmark, the UK, Germany, France, North America, South America (Brazil), Asia (China, Malaysia) and Australia.

The Specialties products are manufactured at our plants in Denmark, the UK, Germany, France, Poland, Brazil and the USA. Danisco Specialties complies with Danisco's SHEQ policies and strives for superior customer satisfaction.

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Sugar

Danisco Sugar, Danisco's largest product division, markets a wide range of standard and speciality sugar products for industry and consumers.

About Danisco Sugar

More than 80% of our output is sold to the food industry, mainly to manufacturers of soft drinks, confectionery, jam, marmalade, bakery and dairy products, while the remaining part is sold in the retail market under our Dansukker® brand. Danisco Sugar also supplies a line of animal feed products, and sugar beet seed to agriculture, as well as dietary fibre. Today, the bulk of Danisco Sugar's sales goes to the Nordic and Baltic countries, while exports are directed towards a multitude of markets.

An annual production of some 1.3 million tonnes of sugar places Danisco Sugar among Europe's five largest and most efficient sugar suppliers. Production takes place at our 13 facilities in Denmark, Sweden, Finland, Germany and Lithuania. Our main raw material is sugar beet.

Goals and strategy

Danisco Sugar is committed to strengthening our position among the leading sugar suppliers in Europe. The division's strategy is continued efficiency improvements aimed at achieving operational excellence in both production and administration; combined with a market-oriented product development and a constant focus on quality and sustainable production.
Maintaining Danisco Sugar as an attractive workplace is another key element in our strategy. All Danisco Sugar employees are covered by our HR policy, which focuses on dialogue, development opportunities, flexibility and social responsibility.

Employees

Danisco Sugar has a broad variety of job functions ranging from production and advising beet growers via sales and marketing to high-tech IT and process development. Danisco Sugar has approximately 2,800 employees.

Key persons

Danisco Sugar is managed by the Sugar Management Group, which has the following members:

- Mogens Granborg, Executive Vice President, COO, Danisco A/S
- Thomas B Olsen, Executive Vice President Agriculture
- Jesper Thomassen, Executive Vice President, Technology & Operations
- Mats Liljestam, Executive Vice President, Sales and Marketing, President of Danisco Sugar AB
- Esben Andersen, Executive Vice President, Finance

Here is how we are organised


Sugar Management Group
Staff functions
Sales & Marketing
Logistics
Technology & Operations
Agriculture
Finnsugar

Where to find us

Danisco Sugar's production is concentrated at three sites in Denmark, two in Sweden, three in Finland one in Germany and at three jointly-owned facilities in Lithuania. We also operate two sugar refineries in Finland and Sweden, respectively. Danisco Sugar has sales offices in Norway, Iceland, Estonia and Latvia.

Danisco's development unit DSSD, Danisco Sugar & Sweeteners Development Center, is located in Nakskov, Denmark, Arlöv, Sweden, and Kantvik, Finland. The division's head office functions are based in Copenhagen, Denmark, and Arlöv, Sweden.

The Finnish sugar activities are managed from Finnsugar's head office in Kantvik outside Helsinki.

Read more about Danisco Sugar's production facilities

Denmark	Finland	Germany	Lithuania	Sweden
Assens	Kantvik	Anklam	Kedainiai	Arlöv
Nakskov	Salo		Panevezys	Köpingebro
Nykøbing	Säkylä			Örtofta
	Jokioinen			

Read more about DSSD's production facilities

Denmark	Finland	Sweden
Nakskov	Kantvik	Arlöv

The EU Sugar Market Regulation

Production and marketing of sugar beet and sugar in Europe is governed by the EU Sugar Market Regulation. This regulation, in force until July 2006, regulates imports and exports and is based on a quota, price and levy system. The EU production quotas, totalling 17.5 million tonnes of sugar, may be adjusted annually as part of the EU's international trade agreements with the World Trade Organization (WTO). Danisco Sugar's total sugar quota is 1,142,000 tonnes.

The EU Sugar Market Regulation has existed in its current form, with a few changes, since 1968 for the purpose of making Europe self-sufficient in sugar and ensuring a stable price level for producers and consumers. These production and marketing conditions are now being revised, and in July 2004 the European Commission presented an outline for a new sugar market regulation. To read more about Danisco's view on the EU sugar market regulation.

Inspiration for consumers

Our retail Dansukker® brand provides consumers with a wide and attractive

selection of sugar products designed to suit modern lifestyles and satisfy market trends, for example Culinary Syrup, Icing Sugar with flavour, Fruit Sugar and Muscovado Sugar.
Modern consumers like to serve good, homemade meals but often do not have sufficient time to make them. That is why our development efforts are focused on convenience and inspiration, making it easy to prepare homemade quality food.

Fibre and feed from beet

Even if sugar-containing beet juice is the primary ingredient in Danisco Sugar's production, the rest of the beet also has many qualities. The beet pulp and molasses are used in the manufacture of a range of high-quality animal feed products. See www.hpmassa.nu for further information.
Danisco Sugar's dietary fibre, Fibrex®, made of beet fibre, is a natural, gluten-free, high-fibre food supplement, which is used in bakery, meet and breakfast cereal products.

The beet - a complete cycle

Danisco Sugar's main raw material is sugar beet delivered by some 13,000 growers in Northern Europe. A sugar beet contains 75 per cent water, 16-18 per cent sugar, 5-6 per cent beet fibre and 2-3 per cent other substances. Some 90 per cent of the sugar content is extracted as white sugar. The remainder is contained in the molasses, which is used in the production of animal feed, yeast and alcohol. We reuse almost half the beet's water content, for instance for washing beet, and the rest evaporates.
The beet fibre is used for fibre products and animal feed. The remaining other substances contain phosphorus and magnesium and are present in the lime left over from the sugar production, for example. The lime is sold as fertiliser to agriculture. This means that we use practically the whole dry substance content of the beet in our production and almost half of the water content.

For more information about Danisco Sugar and our products:
www.agriculture.daniscosugar.com (available in Danish, German, Lithuanian and Swedish)
www.dansukker.com (available in Danish, Estonian, Finnish, Latvian, Lithuanian, Norwegian and Swedish)
www.foder.daniscosugar.com (available in Danish, German and Swedish)
www.hpmassa.nu (available in Swedish)
www.perspektiv.nu (available in Danish, Norwegian and Swedish)
www.trade.daniscosugar.com (available in Danish, Norwegian and Swedish)

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DIVISIONS

- Animal Nutrition
- Cultures
- Emulsifiers
- Flavours
- Functional Systems
- Genencor
- Seed
- Specialities
- Sugar
- Sweeteners
- Textural Ingredients

Sweeteners

The Sweeteners division is responsible for the development, manufacture and sale of sweeteners.

The division in brief

The division also produces related ingredients used to improve the nutritional profile of foods. Danisco Sweeteners is a world leader in xylitol, polydextrose and lactitol. Danisco Sweeteners has strong competencies within the nutritional aspects of food ingredients as well as the related nutritional food legislation around the world and plays an important role in the positioning of Danisco in this specific area.

Vision

Danisco Sweeteners' vision is to be a creative partner for our customers, developing functional and nutritional benefits for the food and pharmaceutical industries.

Products

We supply speciality sweeteners and related ingredients with unique health and nutritional benefits. From sugar-free confectionery and reduced calorie desserts to sports nutrition as well as foods for special diets, oral health and pharmaceuticals, our ingredients offer functional and health advantages.

Services

Danisco Sweeteners develops new concepts and provides technical support as well as application knowledge in close cooperation with food manufacturers. Danisco Sweeteners has detailed knowledge both of our own ingredients and of the applications in which they are used. Modern laboratories in Europe and the US support our application managers.

Separation technology is central to many of our processes. We have pioneered the use of chromatographic separation of sugar and sugar alcohol syrups into their component parts. Other core technology competencies include crystallisation and polymerisation.

Who are we?

Danisco Sweeteners has 400 employees. Please view the organisation chart (PDF file) for a description of our organisation and management.

Where are we located?

The divisional headquarter is centred in Redhill, UK, and sales offices are based in Europe, North and South America, Africa, Asia and Australia. Please visit Contact Danisco in order to find contact information and road descriptions.

Manufacturing takes place in the United States, Finland, Austria and China, and

all final product plants are ISO 9001/14001 certified and have HACCP schemes implemented in accordance with the Codex Alimentarius principles.

What can we supply our customers with?

The Danisco Sweeteners' team is experienced in all stages of development, with many different end products, for companies of all sizes. In addition, our team members are well informed of industry trends. We also work with numerous research groups at universities and institutions around the world.

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DANISCO

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DIVISIONS

- Animal Nutrition
- Cultures
- Emulsifiers
- Flavours
- Functional Systems
- Genencor
- Seed
- Specialities
- Sugar
- Sweeteners
- Textural Ingredients

Textural Ingredients

Danisco Textural Ingredients one of the leading and most recognised suppliers of hydrocolloids in the world.

About Danisco Textural Ingredients

Investment in innovation, technology, expansion, strategic alliances and acquisitions have made Danisco Textural Ingredients one of the leading and most recognised suppliers of hydrocolloids in the world. The division will accommodate customers' and consumers' demand for highly effective water-soluble polymers in a consistent quality through a state-of-the-art quality assurance system.

Products

Danisco Textural Ingredients produces a variety of hydrocolloids at various production plants:

- Pectin is produced in Tecoman, Mexico, and Smirice, the Chech Republic. A new pectin plant is under construction in Brazil
- Locust Bean Gum is produced in Valencia, Spain, and Faro, Portugal
- Carrageenan is produced in Pagua, Chile, and Tullibody, Scotland
- Alginate is produced in Landernau, France
- Xanthan is produced in Melle, France, and Nanyang City in the Henan Province, China, where Danisco owns 80% of a joint venture
- Guar is manufactured in Zaandam, Holland

The products are sold to food, pharmaceutical, cosmetics and health-care industries all over the world and technical assistance is offered through a network of experts in Europe, the Americas and Asia-Pacific. The product range fits well with the company's one-stop supplier concept.

Vision

The division aims to become a leading supplier of all the products the division is engaged in.

Strategy

The division's strategy is to "grow through internal value creation, expansion, acquisitions and strategic alliances. We will focus on developing new products and increase the market shares of the markets we serve. Through cost optimisation and process technology we will ensure sustainable competitiveness and we will expand or build new plants as the market is developed.

We shall make acquisitions or alliances when in line with our mission and vision and ensure profitability acceptable to all stakeholders. The division will take all necessary steps to secure the safety of our products and our employees.

Who are we?

The division has 1,000 employees internationally and is headed by a management committee.

Where are we located?

The divisional head office is based in Copenhagen, Denmark. Manufacturing is carried out at our ten plants, while we have business centres in Brabrand, Denmark, Kansas City, USA, Paris, France and Sydney, Australia.

Please visit Contact Danisco in order to view contact information for all our offices.

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Corporate governance

Danisco focuses strongly on shareholder relations in its management of the company, and Danisco's management (Board of Directors and Executive Board) is highly committed to exercising good corporate governance.

The management of Danisco is, as demanded by Danish company law, based on a two-tier system, separating the Executive Board and the Board of Directors.

The Board of Directors is elected by the general meeting and is responsible for the overall management of Danisco. The Board of Directors appoints and terminates the members of the Executive Board and no member of the Board of Directors - aside from the employee representatives stipulated in Danish legislation - is employed by Danisco.

Company management based on the principles of corporate governance ensures long-term value creation and the swift release of relevant information to shareholders and stock market alike. Click here to read our IR-policy.

Use your influence as a shareholder

If you would like to exercise your influence as a shareholder, you should:

- register as a shareholder
- request admission card and ballot paper
- attend the Annual General Meeting
- or authorise the Board of Directors to vote on your behalf

Contact

Any proposals or issues that you as a shareholder would like to communicate to the Board of Directors should be submitted in writing. Please send proposals by letter addressed to:

Board of Directors
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark

or by e-mail to:
bestyrelsen@danisco.com

General questions about corporate governance may be directed to Investor Relations.

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Board of Directors



Anders Knutsen
Chairman of the Board
- MSc Economics and Business Administration
- Chairman of the Board of Directors, 2002
- Joined the Board of Directors in 1997, Deputy Chairman 1999-2002
- Chairman of the Board of Copenhagen Business School
- Deputy Chairman of the Boards of Topdanmark A/S and Fritz Hansen A/S
- Director of Danish Investment Fund, Augustinus Fabrikker
  A/S, Hersild & Heggov Aps and Katholm Invest A/S
- Chairman of The Danish Council for Trade and Industry
- CEO and President of Bang & Olufsen A/S 1991-2001

Born 1947
Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



Jørgen Tandrup
Deputy Chairman of the Board
- MSc Economics and Business Administration
- Managing Director, Skandinavisk Tobakskompagni A/S
- Joined the Board of Directors in 2002.
- Chairman of the Boards of Dagrofa a/s, House of Prince A/S, Orlik Tobacco Company A/S, ST Cigar Group Holding B.V., Holland and J.L. Tiedemanns Tobaksfabrik AS, Norway.
- Deputy Chairman of Tivoli A/S
- Director of Axcel II
- Member of the General Council of The Confederation
  of Danish Industries

Born 1947
Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Søborg, Denmark

Håkan Björklund
- PhD, neuroscience research
- CEO of Nycomed Holding A/S
- Joined the Board of Directors in 2004
- Director of Biovitrum AB and Atos AB



Born 1956
Contact details: Nycomed Group, Langebjerg 1, DK-4000 Roskilde, Denmark



Per Gertsen

- Engineering worker
- Director elected by the employees
- Joined the Board of Directors in 1997

Born 1950
Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark



Lis Glibstrup

- MSc Chemical Engineering
- Product Service Manager
- Director elected by the employees
- Joined the Board of Directors in 2002

Born 1948
Contact details: Danisco A/S, Edwin Rahrs Vej 38, DK 8220, Brabrand, Denmark



Peter Højland

- BSc in Economics and Business Administration
- Managing Director of Transmedica Holding A/S
- Joined the Board of Directors in 1998
- Chairman of the Boards of Transmedica A/S, Amrop-Hever A/S, Bikuben Fondene and the Danish Centre for Management
- Deputy Chairman of the Board of Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Danmark A/S

Born 1950
Contact details: Transmedica A/S, P.O. Box 9059, Store Kongensgade 62, DK-1022 Copenhagen K, Denmark



Jon Krabbe

- Agricultural education
- Landowner, Chamberlain
- Joined the Board of Directors in 1979
- Managing Director of Det Classenske Fideicommis
- Chairman of the Board of Grønt Center
- President of Det Kgl. Danske Landhusholdningsselskab

Born 1936
Contact details: Frederiksdal, DK-4912 Harpelund, Denmark



Flemming Kristensen

- Senior Shop Steward
- Director elected by the employees
- Joined the Board of Directors in 2005

Born 1960
Contact details: Danisco Grindsted, Tårnvej 25, DK-7200 Grindsted, Denmark



Bent Willy Larsen

- Engineer
- Director elected by the employees
- Joined the Board of Directors in 2002
- Chairman of The Salaried Staff Association, Danisco Sugar

Born 1944
Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark



Matti Vuoria

- Master of Law
- CEO of Varma Mutual Pension Insurance Company
- Deputy Chairman of the Board of Directors, 2002
- Joined the Board of Directors in 1999
- Chairman of the Board of Winwind Oy
- Director of Sampo Plc, Wärtsilä Corporation and Stora Enso Oyj

Born 1951
Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1, FIN-00098 Varma, Finland

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▼ MANAGEMENT

- Executive Board
- Board of Directors
- Executive Comittee
- Divisional management
- Corporate management

Executive Board

The President of the Executive Board and the other Executive Board members are responsible for the company's day-to-day management, including development and results of Danisco's activities and operations, asset management, book-keeping as well as internal affairs.

Contact details:
Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



Alf Duch-Pedersen
CEO and Chairman of the Executive Board

- BSc Engineering, Diploma in Commerce
- CEO and Chairman of the Executive Board
- Employed at Danisco in current position since 1997
- Chairman of the Board of Directors of Danske Bank A/S
- Deputy Chairman of the Board of Directors of Group 4 Securicor plc
- Director of Danisco 1994-97
- Member of the Executive Committee of The Confederation of Danish Industries

Date of birth: 15 August 1946



Søren Bjerre-Nielsen
Executive Vice President responsible for Finance and IT

- MSc Economics and Business Administration, State-Authorised Public Accountant
- Executive Vice President responsible for Finance and IT
- Employed at Danisco in current position since 1995
- Director of Carlsberg A/S, VKR Holding A/S, VELUX A/S, Villum Kann Rasmussen Fonden and Denmarks Nationalbank

Date of birth: 24 July 1952



Mogens Granborg
Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar

- MSc Chemical engineering, PhD, B.Com
- Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar
- Employed at Danisco since 1988, in current position

	since 1989 • Chairman of the Boards of Directors of Monberg & Thorsen A/S, Dyrup A/S and DSB
	Date of birth: 22 August 1947

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▼ MANAGEMENT

- Executive Board
- Board of Directors
- Executive Comittee
- Divisional management
- Corporate management

Executive Committee

The management forum, the Executive Committee, is meeting on a monthly basis to coordinate and follow up on group performance.



Alf Duch-Pedersen
Chief Executive Officer and President of the Executive Committee



Søren Bjerre-Nielsen
Executive Vice President responsible for Finance and IT



Mogens Granborg
Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar



Robert H. Mayer
Chief Executive Officer of Danisco Genencor

Ole Søgaard Andersen
Senior Vice President responsible for Global Sales & Marketing





Leif Kjærgaard
Senior Vice President responsible for Danisco Venture



Tjerk de Ruiter
Chief Operating Officer responsible for Danisco Cultures, Danisco Flavours and Danisco Specialities



Torben Svejgaard
Chief Operating Officer responsible for Danisco Emulsifiers, Danisco Functional Systems and Danisco Textural Ingredients

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▼ MANAGEMENT
- Executive Board
- Board of Directors
- Executive Comittee
- Divisional management
- Corporate management

Divisional management



Danisco Emulsifiers
Martin Klavs Nielsen, President Danisco Emulsifiers
E-mail: emulsifiers@danisco.com
Tel: +45 8945 5000



Danisco Functional Systems
Anders Wilhjelm, President Danisco Functional Systems
E-mail: functionalsystems@danisco.com
Tel: +45 8943 5000



Danisco Textural Ingredients
Hans Henrik Hjorth, President Danisco Textural Ingredients
E-mail: texturalingredients@danisco.com
Tel: +45 3266 2000



Danisco Flavours
Jos Kleppers, President Danisco Flavours
E-mail: johannes.kleppers@danisco.com
Tel: +32 1045 3445

Danisco Cultures
Fabienne Saadane-Oaks, President Danisco Cultures
E-mail: fabienne.saadane-oaks@danisco.com
Tel: +33 1 53 56 52 46





Danisco Genencor

Robert H. Mayer, President Danisco Genencor
E-mail: robert.mayer@danisco.com
Tel: +1 650 846 7500



Danisco Specialities

Jan Sindesen, President Danisco Specialities
E-mail: specialities@danisco.com
Tel: +45 3266 2000



Danisco Sweeteners

Pekka Sorsa, President Danisco Sweeteners
E-mail: sweeteners@danisco.com
Tel: +44 1737 773732



Danisco Animal Nutrition

James Laughton, President Danisco Animal Nutrition
E-mail: webmaster.animalnutrition@danisco.com
Tel: +44 1672 517777



Danisco Sugar

Mogens Granborg, President Danisco Sugar
E-mail: sugarinfo@danisco.com
Tel: +45 3266 2500

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RECEIVED
2005 DEC -8 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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About Danisco



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MANAGEMENT

- Executive Board
- Board of Directors
- Executive Comittee
- Divisional management
- Corporate management

Corporate management



Acquisitions & Financial Control
Poul Jørgen Jensen, Vice President
E-mail: poul.jorgen.jensen@danisco.com
Tel: +45 3266 2000



Communications and IR
Secretariat for the Executive Board and Executive Committee
Michael von Bülow, Vice President
E-mail: michael.von.bulow@danisco.com
Tel: +45 3266 2920



Corporate Finance Support
Ulrik Rasmussen, Vice President
E-mail: ulrik.rasmussen@danisco.com
Tel: +45 3266 2000



Human Resources
Klaus Friis-Hansen, Senior Vice President
E-mail: klaus.friis-hansen@danisco.com
Tel: +45 3266 2000

Information Technology
Niels Molzen, Senior Vice President
E-mail: niels.molzen@danisco.com
Tel: +45 3266 2000

	
	**Legal Function** Jørgen Rosenlund, Group General Counsel/Vice President E-mail: jorgen.rosenlund@danisco.com Tel: +45 3266 2000
	**Secretary for the Board of Directors** Helle Hedeman, Attorney at law E-mail: helle.hedeman@danisco.com Tel: +45 3266 2000
	**Sustainable Development** Søren Hjuler Vogelsang, Vice President E-mail: soren.hjuler.vogelsang@danisco.com Tel: +45 3266 2000
	**System Audit** Torben Christensen, Audit Manager E-mail: torben.christensen@danisco.com Tel: +45 3266 2000
	**Tax** Marianne Rørslev Bock, Tax Manager E-mail: marianne.rorslev.bock@danisco.com Tel: +45 3266 2000
	Treasury and External Accounts Bent Tjørnemark, Vice President E-mail: bent.tjornemark@danisco.com Tel: +45 3266 2000





Sales Regions
Western Europe (WE)

Ole Søgaard Andersen, President Western Europe
E-mail: ole.sogaard.andersen@danisco.com
Tel: +45 8943 5479



Rest of the world (ROW)

Frederik Gejl-Hansen, President East Europe, Africa, Middle East and South Asia
E-mail: frederik.gejl-hansen@danisco.com
Tel: +45 3266 2000

North America (NA)

Deborah Rolf, President North America
E-mail: deborah.rolf@danisco.com
Tel: +1 913 764 8100

Latin America (LA)

Brian Jones, President Latin America
E-mail: brian.jones@danisco.com
Tel: +1 913 764 8100



Asia Pacific (ASPAC)

Tero Huopaniemi, President Asia-Pacific
E-mail: tero.huopaniemi@danisco.com
Tel: +81 3 5381 3910



Shared Functions
Global Marketing and Sales Development

Jean-Yves Parisot, Vice President
E-mail: jean-yves.parisot@danisco.com
Tel: +45 3266 2000

Global Key Account Relations

Palle Ikkala, Vice President
E-mail: palle.ikkala@danisco.com
Tel: +45 8943 5000





Global Innovation and Business Development

Leif Kjærgaard, Senior Vice President
E-mail: leif.kjargaard@danisco.com
Tel: +45 3266 2000

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Investor Relations
Media Relations
Jobs & Career
About Danisco

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CALENDAR

Calendar

Events such as webcasts of speeches and meetings are updated here. For a fu
conferences, exhibitions and symposiums see the Calendar in the Media Relati

H1 quiet period
Date: 17 November 2005
Location: Copenhagen, Denmark

H1 2005/06
Date: 15 December 2005
Location: Copenhagen, Denmark

9M quiet period
Date: 17 February 2006
Location: Copenhagen, Denmark

9M Results 2005/06
Date: 20 March 2006
Location: Copenhagen, Denmark

Final year end results 2005/06
Date: 30 April 2006
Location: Copenhagen, Denmark

Quiet period for full year results 2005/06
Date: 22 May 2006
Location: Copenhagen, Denmark

FY 2005/06
Date: 20 June 2006
Location: Copenhagen, Denmark

Annual General Meeting 2006
Date: 24 August 2006
Location: To be confirmed

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24 November 2005 - 17:20

Danisco takes positive view of EU sugar reform compromise

The EU member states have agreed on the main points of the future European sugar regime. The reform contents are close to the EU Commission's proposal from June 2005.

Notice no. 31/2005

At the Council of Ministers' meeting on 24 November 2005, the EU Ministers of Agriculture reached a compromise for the overall framework conditions of the European sugar sector up to 2014/15.

Danisco sees the compromise as a constructive negotiation result that will ensure the foundation for long-term planning in the sugar sector. The compromise includes:

- considerable reduction of beet and sugar prices over four years
- partial compensation for loss of income to beet growers
- reduction of sugar production through voluntary quota selling and
- major restrictions in sugar exports

Based on the Council's decision, the Commission will now start preparing the legal text and the provisions that will be effective in the transition to the new sugar regime.

Only when that has been finalised and the European Parliament has given its opinion about the sugar reform in January 2006, can the Council adopt the sugar regime in its final form.

Executive Vice President, Mogens Granborg, of Danisco A/S says:

'We're very pleased that the reform process is almost at its end now. A new direction for the EU's sugar policy is indeed necessary to ensure the competitive beet and sugar production in Europe and we agree with the main principles of the Council's decision.'

'The Commission's initial proposal has been subject to some adjustments in the course of the negotiations, some of which are positive, some more negative.

For instance, we consider the extended period for implementing the price reduction, which turned out to be a little less than initially proposed, as a sensible solution, whereas we see a risk in extending the period for providing the high-rate restructuring aid in the case of factory closures, as it could lead to an increasing sugar surplus on the market for a longer period.'

'It's also clear that a number of important details remain unsettled at this late stage of the reform process. We need clarification of the specific terms for exports and imports and for the production of sugar for non-food use.'

'Much will also depend on how the growers will respond to the new conditions.'

'At Danisco we will now finalise our deliberations for the production adjustments and other efficiencies that we need to effect to secure our place among the

European sugar elite going forward.

This will be done in close dialogue with our employees, beet growers and other stakeholders. We will probably be into February or March before we have the full EU foundation allowing us to finalise the planning of these activities.'

'Danisco's sugar business builds on a well-consolidated platform, which gives us strong potential to take advantage of the opportunities that will arise in the wake of the sugar reform, for example by entering new business areas and markets.'

In our Stock Exchange Notice of 22 June 2005 we announced that we expect sugar earnings to stabilise around DKK 600-750 million once the sugar reform has been fully implemented.

The Council's decision does not lead to any change of these expectations.

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2006
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588/+45 4011 6695
Hans Gregersen, Investor Relations Manager, Danisco A/S, tel.: + 45 3266 2912

Appendix

Danisco produces sugar at factories in Denmark, Sweden, Finland and Germany.

	Production capacity (tonnes of beet/24h)	Production in the 2004/05 campaign (tonnes)
Denmark		
Nakskov	13,000	185,000
Assens	10,000	135,000
Nykøbing	10,000	152,000
Sweden		
Ortofta	16,700	232,000
Köpingebro	10,100	140,000
Finland		
Salo	7,000	71,000
Säkylä	7,000	77,000
Germany		
Anklam	10,500	147,000
Lithuania		
Panevezys	3,900	45,000
Kédainiai	3,300	41,000

The sugar activities also include refineries in Arlöv, Sweden, and Kantvik, Finland.

Read the release in Danish

Printed Monday, 28 November 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/november/investor_185_en.htm

42

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24 November 2005 - 11:03

Danisco meets changing consumer needs, led by a preference for convenience food

Changing consumer preferences is nothing new for the culinary industry.

The culinary food products of today are characterised by:

- Convenience
- Good taste
- High food safety level
- Enhanced nutritional profile

To meet these demands, culinary products are dependent on functional ingredients.

Industry's requirements

Food producers have many aspects to consider in the production of modern culinary products.

Tastes and textures, health and nutrition, food protection and processability. Key elements in these solutions are:

- Hydrocolloids - for texture
- Flavours – for a good taste
- Natural protectants – for improved shelf life
- Low-glycaemic sweeteners, fibres and probiotic cultures - for nutritional benefits

Danisco is one of the few global ingredient suppliers that can meet these demands, having the capability to gather all aspects of culinary production in its solutions.

With our industry approach, Danisco can give its customers a complete overview of the relevant products.

Market drivers and trends

The main driver of the culinary market is convenience. However, globalisation has a great impact on the kind of convenience products consumers want to buy.

The ethnic food trends, as well as health trends have created new demands, e.g. reduced salt content or added vitamins and minerals. This generates a need for flavourings that provide an acceptable level of saltiness and mask vitamin off-tastes, with Danisco's new salt enhancer flavour being the most recent answer to this demand.

Danisco's wide range of food protectants can help solve the shelf life problems typically caused by salt reduction.

Danisco's offers

The ready meal sector will most probably grow in the years to come, primarily in Europe and North America, and with a global retail value of 49 billion EUR (60 billion USD), it is necessary to keep up with the market's needs.

Danisco provides the best technical service and marketing support as well as assistance with process optimisation.

Danisco's deep understanding of how its functional ingredients actually work is virtually unrivalled and is supplemented with collaboration with leading chefs to create industrial recipes with no compromise to taste.

Food manufacturers need to respond fast to the ever-changing consumer trends, having innovative ingredient solutions, optimised recipes and processes, simplified supply chains and highly qualified service. Danisco can provide it all.

For further information, please contact:

Dorte Petersen, Industry Marketing Manager
Tel. +45 89 43 50 00

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Share price

Danisco's Share Monitor is an interactive tool for viewing and analysing market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

The Share Monitor shows key ratios, competitor performance as well as standard share information such as latest values and dividend yield.

You may choose between two versions of Share Monitor: a functionally rich Java applet and a more basic HTML-based version. The latter benefits users with low bandwidth internet connections.

JAVA MONITOR	HTML MONITOR
This applet is about 300 Kb and will take about 40 seconds to load on a 56 Kbps modem. If you experience any difficulties in starting the Share Monitor, clear your browser's cache-memory and reload the application. Requirements: Java-enabled browser such as IE or Netscape 4.0 or newer. JDK 1.1. support required.	This version is 25 Kb and will take couple of seconds to download on a 56 Kbps modem. HTML- monitor is recommended for users who do not have Java-capable browsers and for those with slower Internet connections and/or computers. Also, you should use this version if you experience any difficulties with the Java version. Browser requirements: IE or Netscape 3.0 or newer.

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